BLUESCOPE STEEL

RECEIVED
2004 AUG -5 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207
Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

28 July 2004

04036012

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC 20549

UNDER

Ladies and Gentlemen

Re: BlueScope Steel Limited
Rule 12g3-2(b) Exemption (File No. 82-34676)

The enclosed information is being furnished by BlueScope Steel Limited ("BlueScope Steel") under paragraph (b)(1)(i) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). BlueScope Steel's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that BlueScope Steel is subject to the Exchange Act.

Yours faithfully

M Barron

MICHAEL BARRON
Company Secretary

dlw 8/5

Encl

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

No. 82-34676

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 28 July 2004

BlueScope Steel to Increase Capacity and Lower Costs at Port Kembla Hot Strip Mill

BlueScope Steel Limited today announced Board approval for investment of $100 million to increase the nominal capacity of the Hot Strip Mill at Port Kembla Steelworks from 2.4 to 2.8 million tonnes per annum.

The principal change brought about by this investment will be the construction of a second walking beam reheat furnace. This will provide capacity to add value to an additional 400,000 tonnes of steel slab per year through further conversion to hot rolled coil.

The works are expected to be completed in the first quarter of the 2006/07 financial year and will be undertaken in a manner that will minimise the impact on current plant operations.

The additional hot rolled coil production will help to support the expansion of BlueScope Steel's downstream steel coating and painting facilities in Asia and also assist in meeting demand for flat steel products in Australian domestic markets.

Managing Director & Chief Executive Officer Kirby Adams said: "This project represents BlueScope Steel's largest single investment of capital in Port Kembla Steelworks since the Company's public listing in July 2002. Through this investment, we will further improve our competitiveness in the global market for hot rolled coil. It will enable us to lower our unit costs by taking more of our product downstream to create additional value and reduce risk in the hot strip mill."

The project will employ more than 150 people during the construction phase.

All regulatory approvals are in place and the development consent for the project has been received from Wollongong City Council, the consent authority.

About BlueScope Steel Limited (ASX: *BSL*)
BlueScope Steel is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of rollforming facilities across the Asia Pacific region that is unmatched by any other steel company. BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA and on 27 April 2004 completed the acquisition of Butler Manufacturing, with operations in North America and China, creating a global steel building components and pre-engineered buildings business.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com

No. 82-34676

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 28 July 2004

John Crabb steps down from BlueScope Steel Board

BlueScope Steel today announced that Mr John Crabb has resigned as a director. Mr Crabb has decided not to seek re-election at this year's Annual General Meeting and in view of this decision has informed the Company that he wishes to step down now.

BlueScope Steel Chairman Graham Kraehe said: "John's knowledge of global metal markets has been of great assistance to the BlueScope Steel Board in understanding the Company's operating environment. He provided a valuable contribution to the Board and to the newly-formed Company."

Mr Crabb said: "I am pleased to have been part of the successful launch of BlueScope Steel, following its demerger from BHP Billiton, and am delighted with the Company's performance and future prospects."

Mr Crabb had a long executive career with Simsmetal Limited, including as its Managing Director and Chief Executive Officer from 1988 until 2002.

About BlueScope Steel Limited (ASX: *BSL*)
BlueScope Steel is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of rollforming facilities across the Asia Pacific region that is unmatched by any other steel company. BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA and on 27 April 2004 completed the acquisition of Butler Manufacturing, with operations in North America and China, creating a strong, global steel building components and pre-engineered buildings business.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com

SEC File
No. 82-34676

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 2 July 2004

BLUESCOPE STEEL ANNOUNCES SUCCESSFUL DEBUT PRIVATE PLACEMENT DEBT RAISING

BlueScope Steel Limited (ASX:BSL) today announced that it has completed a successful debut debt raising in the US private placement market for US$300 million.

The funds will be used to refinance existing borrowings including bridging finance utilised for the acquisition of Butler Manufacturing Company.

BlueScope Steel's initial approach to the market was for US$150 million. With the transaction almost three times over-subscribed, the company increased the issue to US$300 million.

"We are very pleased by the reception BlueScope Steel received as a first time issuer into this market," said Chief Financial Officer Brian Kruger. "It was important for us strategically to diversify our funding sources and lengthen the maturity profile of our debt. This market also provided attractive pricing and other terms."

Of the US$300 million notes issued, US$100 million are due for repayment in 2011, and US$200 million are due in 2014.

Mr Kruger said that the terms obtained from the issue demonstrated long term confidence in BlueScope Steel's strategic direction and the strength of its balance sheet.

ABN Amro acted as agent for the issue.

About BlueScope Steel Limited (ASX: *BSL*)
BlueScope Steel is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of rollforming facilities across the Asia Pacific region that is unmatched by any other steel company. BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA and on 27 April 2004 completed the acquisition of Butler Manufacturing, with operations in North America and China, creating a strong, global steel building components and pre-engineered metal buildings business.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com

SEC File
No. 82-34676

BLUESCOPE STEEL

Hot Rolled Products
Analyst Site Visit
Port Kembla

Lance Hockridge
21 June, 2004

Important Notice

THIS PRESENTATION IS NOT AND DOES NOT FORM PART OF ANY OFFER, INVITATION OR RECOMMENDATION IN RESPECT OF SECURITIES. ANY DECISION TO BUY OR SELL BSL SECURITIES OR OTHER PRODUCTS SHOULD BE MADE ONLY AFTER SEEKING APPROPRIATE FINANCIAL ADVICE. RELIANCE SHOULD NOT BE PLACED ON INFORMATION OR OPINIONS CONTAINED IN THIS PRESENTATION AND, SUBJECT ONLY TO ANY LEGAL OBLIGATION TO DO SO, BSL DOES NOT ACCEPT ANY OBLIGATION TO CORRECT OR UPDATE THEM. THIS PRESENTATION DOES NOT TAKE INTO CONSIDERATION THE INVESTMENT OBJECTIVES, FINANCIAL SITUATION OR PARTICULAR NEEDS OF ANY PARTICULAR INVESTOR.

TO THE FULLEST EXTENT PERMITTED BY LAW, BSL AND ITS AFFILIATES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, ACCEPT NO RESPONSIBILITY FOR ANY INFORMATION PROVIDED IN THIS PRESENTATION, INCLUDING ANY FORWARD LOOKING INFORMATION, AND DISCLAIM ANY LIABILITY WHATSOEVER (INCLUDING FOR NEGLIGENCE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS PRESENTATION OR RELIANCE ON ANYTHING CONTAINED IN OR OMITTED FROM IT OR OTHERWISE ARISING IN CONNECTION WITH THIS.

Port Kembla Steelworks

Overview

- Fully integrated plant with steel making capacity of 5.1mtpa. Optimal unit size.
- Situated on 800 hectares and employing 3,700 people.
- Amongst world's most technically advanced, low cost producers of quality carbon steel products.
- Excellent technical and operational skills and experience.
- Focus on:
  - Safety
  - Community
  - Environment

Port Kembla Steelworks Lost Time Injury Frequency Rate



Lost time injuries
per one million hours worked
(contractors & employees)
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
4.7
2.7
3.5
2.5
2.4
1.7
2.0
97/98
98/99
99/00
00/01
01/02
02/03
First Half 03/04

Process



Iron Ore
Limestone
Coal
1
Coke Ovens
2
Sinter
3
Blast Furnace
4
Slag
Molten Iron
Scrap Steel
Oxygen
Lime & Flux
Transfer Ladle
5
Basic Oxygen Steelmaking (B.O.S.)
Ladle Treatment
Vacuum degasser
Continuous Slab Caster
6
Continuously Cast Slabs
7
Walking Beam Reheat Furnace
Descaler
4-High Reversing Roughing Mill
Coilbox
Crop Shear
Descaler
4-High Finishing Mill
Cooling Sprays
Runout Table
Downcoiler
Hot Strip Mill
Hot Rolled Coils
Shears
Welder
Pickle Tanks
Side Trimming
Shears
Oiler
8
Pickle Line
Cold Rolling
Annealing
Tempering
Electrolytic Tinning
Coil Preparation

Raw Material Feed

- Iron Ore:
  - approximately 7.5mtpa
  - indicative mix – 20% lump, 70% fines and 10% pellets
  - principally sourced from BHP Billiton. Other suppliers include OneSteel, Savage River (SR), IOC and CVRD
  - all contracts, apart from SR, in process of being renewed
  - annual pricing review

- Coking Coal:
  - approximately 3.0mtpa
  - sourced from local BHP Billiton Illawarra mines
  - long term contract
  - annual pricing review

- Scrap:
  - approximately 1.0 mtpa
  - 40% sourced externally

- Limestone.

Hot Rolled Coil Cost Curve

- **Is one of the lowest cost Hot Rolled Coil producers in the world with global scale**



$A / tonne
BSL Port Kembla
1997 - 2002 range
Conventional Production
Compact Strip Production
USA Integrateds
USA Compact Strip Production

Source: *D. Barnett and BSL*

Port Kembla Steelworks Productivity



10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Employee Numbers
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
Productivity (Crude Steel Output, Tonnes/Employee/Year)
1999
2000
2001
2002
2003
1H-FY04*
Employees (Port Kembla Steelworks)
Productivity (Tonnes per person per year)

* Productivity has been annualised

Process – Very Strong Manufacturing Excellence Focus

Continued focus on:

- High delivery performance (currently averaging > 95%).
- Managing / reducing inventory levels.
- Reducing cost of poor quality, eg. HSM tail end scale elimination on tinplate feed through improved rolling practices.
- Scheduled maintenance -> increased spend re higher sustainable production.
- Permanent cost reductions.
- High performance business project -> better skilled and resourced workforce.
- Technical improvements, eg. -> introduction of Pulverised Coal Injection.
- Improving quality, eg. video camera detection to minimise slag entering the steel ladle. Reduces operational problems downstream and improves steel quality consistency. Change of material mix to lower Silica levels. Higher and more consistent production.
- Working closer with our customers.

Process – Maximising Capacity

- Capacity creep:
  - slab capacity at 5.1mt
  - further modest increases possible through process engineering initiatives, eg. changes to the charging system at Blast Furnace No. 5 enabling better sinter distribution in the burden and increased scrap charging rates at slabmaking.

- Hot Strip Mill Expansion:
  - feasibility study
  - value adding exercise
  - add approximately 0.4mt of HRC
  - principal change -> add another walking beam reheat furnace
  - Board review -> first half FY2005
  - indicative capital cost A$100m

- Blast Furnace No. 5 Reline and Ancillary Gear -> scheduled FY2007/08

Product Flow (Indicative)



Castrip
-BlueScope Steel
-Nucor
-IHI
Port Kembla
Steelworks
5.1mt slab p.a.
North Star
BlueScope Steel
1.62mt HRCpa
Export Slab
20%
Hot Strip Mill
50%
Plate Mill
10%
C&BP Australia
(Western Port)
20%
Export HRC
15%
Domestic HRC
25%
C & BP Australia
(Springhill)
60%

* *"C&BP Australia" is Coated and Building Products Australia*

Indicative Sales (Tonnes) by Product and Region (First Half FY2004)


PRODUCT
10%
40%
50%
Plate
Hot Rolled Coil
Slab


REGION
15%
15%
70%
Australia (inc. intersegment)
Americas
Asia

Key Domestic and Export Customer

Top seven domestic customers account for approximately 60% of total sales

- Coated & Building Products Australia
- OneSteel
- Smorgon
- Bisalloy
- TYCO
- Orrcon
- Southern Steel

Top six export countries account for approximately 30% of total sales

- Korea
- USA
- Taiwan
- Thailand
- Indonesia
- Italy

Major Sources of Competition

Australia

- Direct Imports (approx. 20% of market)
  - HRC
  - Plate
- Indirect Imports
  - Fabricated Structures
  - Manufactured goods & components, eg. cars
- Intermaterial
  - Reinforced concrete construction

Export

- Slabs
  - Brazil
  - Russia
  - Ukraine
- HRC
  - Japan
  - Korea
  - China
- Plate
  - Japan
  - Korea
  - Indonesia
  - China

Product Initiatives / Branding

Establishing brand recognition. For example, the introduction of:



Sureline®



Xlerplate®

Historical Data

	FISCAL YEARS					
	1999	**2000**	**2001**	**2002**	**2003**	**1H-2004**
Raw Steel (mt) [1]	4.8	4.9	4.8	4.8	5.0	2.6
Revenues (A$m) [1]	2,101	2,064	2,221	2,132	2,632	1,239
Capex (A$m) [1]	77	38	47	80	83	26
Sales Volumes ('000 tonnes) [1]						
- Domestic	853	813	762	807	877	452
- Export	1,633	1,297	1,604	1,365	1,567	676
- Internal	2,340	2,565	2,404	2,324	2,609	1,294
Total	4,826	4,675	4,770	4,496	5,053	2,422

Note:* [1] *Excludes North Star BlueScope Steel

Significant Capital Expenditure to Date

Commissioning Date	Project	Capex (A$m)
1992 – 1996	No.6 Blast Furnace	478
1995 – 2000	5 Mtpa Project	91
1996 – 2000	Coke Side Emission Control	90
2001 – 2003	Sinter Plant Emission	94

Other

- Enterprise Bargaining Agreement
  - Late May, the NSW Industrial Relations Commission conciliation process delivered an “in principle” enterprise agreement on all but 3 matters. These matters will be arbitrated at a hearing commencing 22 June.
  - Important outcomes:
    - ➢ continuation of no dumping of iron;
    - ➢ continuation of being able to meet urgent despatches to customers during industrial action; and
    - ➢ three year agreement + 2 years.

North Star BlueScope Steel

Overview

- 50:50 joint venture with Cargill Inc.
- Located Delta, Ohio, with approximately 330 employees.
- Commissioned 1996.
- Two EAF's / annual capacity 1.62mt. Plans for capacity creep.
- Produces HRC from scrap metal (sourced locally) and pig iron.
- Scrap typically purchased monthly.
- Modern thin slab casting technology.
- This is the third year that North Star BlueScope Steel has been ranked No. 1 flat steel producer in North America in Jacobsen Survey.

Overview (cont.)

- Marketing:
  - sales largely regional
  - principal customer is Worthington Steel
  - base pricing typically set monthly
  - scrap price surcharges remain in place

- Competition
  - main competitors include Nucor, SDI and USS.

Castrip LLC

Castrip LLC

- Joint venture formed with Nucor in March 2000 to market the technology worldwide


Castrip
LLC
47.5%
NUCOR
47.5%
BLUESCOPE
STEEL
5%
IHI

- Nucor's Crawfordsville, Indiana plant the first licensee
  - continuing technical progress.
- The strip caster will ultimately cast both carbon and stainless steel
- Nucor has rights to USA and Brazil
- BlueScope Steel has rights to South East Asia and Australasia

Scale Comparison with Current Casting Technologies

Conventional Slab Casting


1-2m/minute
Gas cutter
Cooling
Rougher
Coil box
Finisher
Run out table cooling
1-10mm thick
Coiler
200-300 mm thick
Reheat furnace
500-800 m
20-40 metric ton coil

Thin-Slab Casting


4-6 m/minute
Finisher
Run out table cooling
1-10mm thick
Coiler
50-60mm thick
Holding furnace
300-400 m
20-40 metric ton coil

Strip Casting


15-150 m/minute
Run out table cooling
Mill
0.7 - 1.8 mm thick
Scale Control Chamber
Coiler
20-40 metric ton coil
60 m

Butler

Butler

- Management changes

- Integration
  - team in place
  - progress on schedule

- Major initiatives
  - Galesburg
  - Regionalisation

Supporting Information

Blast Furnace – Iron Making Process



Raw materials (iron ore, coal [coke] and limestone are fed into the top of the blast furnace
Hot air and gas is fed into the blast furnace through the tuyeres
Molten slag to by-products processing
Coke and gases burn to create temperatures up to 2200ºC; iron melts out of the iron ore and reacts with carbon in the coke while limestone (flux) melts also and forms slag.
Molten iron and slag fall to the furnace bottom (hearth) where they are drained out through one of three tapholes into a torpedo ladle.

- Feed:
  - Iron Ore 7.5mtpa
  - Coking Coal 3.0mtpa
  - Limestone
- 2 Blast Furnaces



Torpedo car – iron to BOS

Steelmaking Process



Scrap steel
(approx. 40t)
Molten
iron
(250t)
Basic Oxygen
Steelmaking (BOS)
5.1Mtpa
Oxygen blowing
Refractory lined
BOS furnaces
3 x 280t

** Annual Scrap Usage (indicative) 1mtpa (approximately 40% sourced externally)*

Slab Making Process


Steel
ladle
Revolving
turret
Steel ladle
Tundish
Mould
To cut-to-length
Hot Strip Mill, Plate Mill, Westernport or export

Continuous Slab Casters

5.1 Mtpa

Max. width = 2200mm

Max. length = 12.5m

Max. thickness = 300mm

HRC Process



Hot Strip Mill
Commissioned 1955, upgrades 1972 & 1985
2.4 Mtpa
Product flow
Slabs ex Slab Casters
480tph @
1225°C
Roughing-Reversing Mill
300mm – 25mm
Coil box
Six Stand Finishing Mill
min. gauge 1.48mm

Plate Process

0.3 Mtpa

Commissioned 1963
5mm-180mm thick x
1200mm-3400mm wide



Slabs ex
Slab Caster
Reheat
Furnaces
Descaling
Box
Roughing
Mill
Finishing
Mill
Hot leveller
Shearing,
stencilling,
shot blasting,
prime painting
& inspection
Product flow

BLUESCOPE STEEL

Hot Rolled Products Analyst Site Visit Port Kembla

Lance Hockridge

21 June, 2004

BLUESCOPE STEEL

SEC File
No. 82-34676

Coated and Building Products Australia
Analyst Site Visit
Springhill Operations

Gabe Meena
21 June, 2004

Important Notice

THIS PRESENTATION IS NOT AND DOES NOT FORM PART OF ANY OFFER, INVITATION OR RECOMMENDATION IN RESPECT OF SECURITIES. ANY DECISION TO BUY OR SELL BSL SECURITIES OR OTHER PRODUCTS SHOULD BE MADE ONLY AFTER SEEKING APPROPRIATE FINANCIAL ADVICE. RELIANCE SHOULD NOT BE PLACED ON INFORMATION OR OPINIONS CONTAINED IN THIS PRESENTATION AND, SUBJECT ONLY TO ANY LEGAL OBLIGATION TO DO SO, BSL DOES NOT ACCEPT ANY OBLIGATION TO CORRECT OR UPDATE THEM. THIS PRESENTATION DOES NOT TAKE INTO CONSIDERATION THE INVESTMENT OBJECTIVES, FINANCIAL SITUATION OR PARTICULAR NEEDS OF ANY PARTICULAR INVESTOR.

TO THE FULLEST EXTENT PERMITTED BY LAW, BSL AND ITS AFFILIATES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, ACCEPT NO RESPONSIBILITY FOR ANY INFORMATION PROVIDED IN THIS PRESENTATION, INCLUDING ANY FORWARD LOOKING INFORMATION, AND DISCLAIM ANY LIABILITY WHATSOEVER (INCLUDING FOR NEGLIGENCE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS PRESENTATION OR RELIANCE ON ANYTHING CONTAINED IN OR OMITTED FROM IT OR OTHERWISE ARISING IN CONNECTION WITH THIS.

Site History – Major Milestones



1939	John Lysaght (Australia) Springhill Works begins full operation
1955	4 stand continuous Cold Rolling Mill commissioned
1968	Cold Rolling Mill upgraded to 5 stands
1961	First continuous galvanising line commissioned
1964	Second continuous galvanising line commissioned
1966	Third continuous galvanising line commissioned
1970	BHP acquires 50% of Lysaght's
1976	MCL1 converted to Zinc/Aluminium galvanising No.3 Paint Line commissioned
1979	BHP acquires 100% of Lysaght's
1989	New pickle line coupled to 5 stand Cold Rolling Mill (CPCM)
1994	Decommissioning of Electrolytic Cleaning and Galvanising Line facilities
1996	CPCM Carousel Recoiler and Entry Accumulator upgrade Integrated Coil Packaging and Handling Project
2000	Closure of Batch Coil Annealing and Temper Rolling facilities
2002	Transfer of the Slit Recoil Line to Acacia Ridge
2003/04	Brownfield capacity increases

Site Layout

Springhill – Port Kembla



N
NO PEDESTRIAN ACCESS
FINISHING OFFICE
CPCM OFFICE
ELECTRICAL SERVICES OFFICE
WATER TREATMENT PLANT
ALLANS CREEK
COUPLED PICKLE COLD ROLL LINE
BAY 13
COIL STORAGE
ROLL GRINDING SHOP
ELECTRICAL SERVICES
COIL ANNEALING BUILDING
COIL STORAGE
TENSION LEVEL LINE
TEMPER MILL
COIL TEMPER MILL BUILDING
No.3 DUAL COATING LINE
No.2 GALVANIZING LINE
No.1 ZINCALUME LINE
BAY 1
COIL STORAGE
BAY 12
SLIT LINE
SHEAR LINE
PACK LINE
No.3 PAINT LINE
29 BAY
CRATE MAKERS
SECURITY CABIN
1
2
3
4
5
6
7
8
9
10
11
MCL OFFICE
ADMINISTRATION BUILDING
CANTEEN CREDIT UNION TRANSPORT OFFICE
MEDICAL CENTRE
PIT STREET
PAINT LINE OFFICE
BUILDING & YARD MAINTENANCE OFFICE
FABRICATION & MECHANICAL MAINTENANCE OFFICE

Material Flow



Port Kembla Steelworks
Springhill
HR Coil
Coupled Pickle Cold Mill 930 kt/a
• Descaling of strip via acid bath
• Strip thickness reduced by up to 80% by cold reduction
Metal Coating Lines 750 kt/a
• Hot dip metallic coating of Zinc or Zinc/Al alloy
Paint Line 140 kt/a
• Organic coating applied through use of applicator rolls
• Oven cured
Uncoated Strip
Metal Coated Strip
- Galvanised Products
- Zincalume®
Painted Strip
Colorbond ®
Note: Capacities represent nominal annual volumes

Coupled Pickle Cold Mill (CPCM)


PICKLE TANKS
RINSE
DRY
FIVE STAND MILL

Process:

- Input Hot Rolled coil run through hydrochloric tanks to clean scale off strip, rinsed, dried, sidetrimmed then reduced in thickness via 5 stand cold reduction by up to 80%

Output

- Sold as Cold Rolled Uncoated Coil
- Further processed at the Metal Coating Lines

Annual Capacity

- Output – 930,000 tonnes

Metal Coating Line No. 1


ENTRY COILS
WELDER OR STITCHER
ENTRY ACCUMULATOR
PROCESS ZONES
EXIT ACCUMULATOR
SHEAR
EXIT COIL



Process:

- Input Cold Reduced coil that is annealed, then hot dipped into a Zinc/Aluminium alloy to provide corrosion protection

Output:

- Metal coated coil to Paint Lines, State Service Centres or sold predominantly to building and distribution industry as ZINCALUME®

Annual Capacity

- 230,000 tonnes

Metal Coating Line No. 2


ENTRY COILS
WELDER OR STITCHER
ENTRY ACCUMULATOR
PROCESS ZONES
EXIT ACCUMULATOR
SHEAR
EXIT COIL


ZINC

Process:

- Input Cold Reduced coil that is annealed, then hot dip coated into Zinc to provide corrosion protection

Output:

- Metal coated coil typically sold as GALVASPAN®, GALVABOND®, ZINC HI-TEN®, DECKFORM® to both domestic and export markets

Annual Capacity:

- 290,000 tonnes

Metal Coating Line No. 3


ENTRY COILS
WELDER OR STITCHER
ENTRY ACCUMULATOR
PROCESS ZONES
EXIT ACCUMULATOR
SHEAR
EXIT COIL



Process:

- Input Cold Reduced coil that is annealed, then hot dip coated into a Zinc or Zinc/Aluminium alloy to provide corrosion protection
- Dual coating pots

Output:

- Metal coated coil typically sold as GALVASPA®, GALVABON® or ZINCALUM® coil

Annual tonnage:

- 230,000 tonnes

Coil Paint Line No. 3


ENTRY COILS
WELDER OR STITCHER
ENTRY ACCUMULATOR
PROCESS ZONES
EXIT ACCUMULATOR
SHEAR
EXIT COIL


PAINTING

Process:

- Strip is thoroughly cleaned and chemically pretreated prior to painting
- Primer and finish coats are applied through a series of rolls and the strip is oven cured at 200–260 deg C

Output:

- Organically painted coil, COLORBOND® for building, distribution and manufacturing markets
- 20 colours represent 90% of our production. Branded and Trademark.

Annual Capacity:

- 140,000 tonnes

Springhill Business Initiatives

Objective: Continue to improve technical, product and cost efficiencies

- Brownfield Capacity Improvements
  - MCL2. Additional accumulator tower (increases speed).
- Plant Quality
  - Elimination of water stains.
  - Reduced scrap loss at Cold Mill entry point.


ORGAPACK

- Workplace Change
- Supply Chain Velocity
  - Improve delivery performance.
  - Reduce lead time, inventory and damage to product.
  - Drive continuous improvement.
- Continued focus on new technology
  - MCL 1, 2 & 3. Introduction of coating mass gauges. Increases consistency and reduces cost.
  - Paint lines. Introduction of on-line colour monitoring.

Plant Quality

% Non-Prime First Time



23
18
13
8
94/95
95/96
96/97
97/98
98/99
99/00
00/01
01/02
02/03
03/04

Complaints per Week



80
60
40
20
0
96/97
97/98
98/99
99/00
00/01
01/02
02/03
03/04



Operations Coordinator
Maintenance
Technical Support
Safety
Process Leader
Uncoated Manager
Process Improvement
SHIFT TEAMS
SHIFT COORDINATORS
SHIFT TECHNICAL ADVISORS
PROCESS CONTROL
SHIFT MAINTENANCE
Technical Product Owner
Sales & Logistics
CUSTOMER



OUTPUTS
0 Injuries & Environmental Incidences
0 Late Orders
0 Customer Complaints
0 Non Prime First Time
0 Unscheduled Line Stops
+ Reduce Costs



THE ORIGINAL AND THE BEST.

Springhill Overview

- World class facilities
- Highly skilled work force
- Excellence in all that we do to remain a world class manufacturer

BLUESCOPE STEEL

Coated and Building Products Australia
Analyst Site Visit
Springhill Operations

Gabe Meena
21 June, 2004

SEC File
No. 82-34676

BLUESCOPE STEEL

Coated and Building Products Australia
Analyst Site Visit
Port Kembla

Noel Cornish
21 June, 2004

Important Notice

THIS PRESENTATION IS NOT AND DOES NOT FORM PART OF ANY OFFER, INVITATION OR RECOMMENDATION IN RESPECT OF SECURITIES. ANY DECISION TO BUY OR SELL BSL SECURITIES OR OTHER PRODUCTS SHOULD BE MADE ONLY AFTER SEEKING APPROPRIATE FINANCIAL ADVICE. RELIANCE SHOULD NOT BE PLACED ON INFORMATION OR OPINIONS CONTAINED IN THIS PRESENTATION AND, SUBJECT ONLY TO ANY LEGAL OBLIGATION TO DO SO, BSL DOES NOT ACCEPT ANY OBLIGATION TO CORRECT OR UPDATE THEM. THIS PRESENTATION DOES NOT TAKE INTO CONSIDERATION THE INVESTMENT OBJECTIVES, FINANCIAL SITUATION OR PARTICULAR NEEDS OF ANY PARTICULAR INVESTOR.

TO THE FULLEST EXTENT PERMITTED BY LAW, BSL AND ITS AFFILIATES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, ACCEPT NO RESPONSIBILITY FOR ANY INFORMATION PROVIDED IN THIS PRESENTATION, INCLUDING ANY FORWARD LOOKING INFORMATION, AND DISCLAIM ANY LIABILITY WHATSOEVER (INCLUDING FOR NEGLIGENCE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS PRESENTATION OR RELIANCE ON ANYTHING CONTAINED IN OR OMITTED FROM IT OR OTHERWISE ARISING IN CONNECTION WITH THIS.



Business Reporting Segment

Coated and Building Products Australia

- Springhill, Port Kembla
- Western Port, Hastings
- Service Centres
- Packaging Products, Port Kembla
- Lysaght Australia

Business Overview

- Pre-eminent supplier of metallic coated and painted steel in Australia
- Network of world class facilities
- Stable of leading brands & products
- Portfolio of markets both domestic and export
- Well developed channels to market via in-house distribution, sales & service network, as well as strong customer partnerships
- Focus on customer service & manufacturing excellence, safety and the environment.

Competitive Advantages

- Strong brand recognition
- Strong customer focus and relationships
- New Products and Services
- Professional and skilled staff with extensive industry experience
- Excellent in-house research and development capabilities
- Leadership in E-Commerce
- Strong alliances with other industry participants
- Part of a strong, vertically integrated steel supply and value chain





Excellent Regional Coverage



- 3 manufacturing sites
- 7 in market Service Centres
- 3,350 people
Acacia Ridge Service Centre
Proposed Western Sydney PL/SC
Chullora Service Centre
Springhill
Packaging Products
CRM Service Centre
Western Port
Sunshine Service Centre
Braeside Service Centre
Wingfield Service Centre
Myaree Service Centre

Product Flow and Channels to Market



Slab and HRC
WESTERN PORT
STATE SERVICE CENTRES
SPRINGHILL
PACKAGING PRODUCTS
Building
Automotive
Manufacturing
Export
Packaging
DISTRIBUTORS

Metallic Coated and Painted Value Added Products

"Making the Right Choice"

Colorbond®

- The premier painted steel solution since 1966.
- Most recognised residential roofing material brand in Australia (Source: Consumer Contact Co).
- Consumer preference is fuelling increased demand for COLORBOND® steel fencing and roofing.
- New colour range launched in 2003 to offer increased design flexibility to match home building trends.
- COLORBOND® steel technology enhanced to provide "new for longer" performance (2003).
- A family of products for a variety of applications and environments(Eg: Garage Doors, Metallic Finishes, Coolroom Panels).
- 6 millionth tonne in 2004.





Metallic Coated and Painted Value Added Products

"Don't risk your reputation"

Zincalume®

- Continued process and product innovation from launch in 1976.
- Enhanced technology in ZINCALUME® steel is planned for launch in late 2004.
- Most trusted and proven brand in roofing for the Commercial & Industrial Building market.
- Most versatile product offering outstanding performance in a variety of uses. Eg: residential house framing
- 11 millionth tonne in 2004.



Olympic Equestrian Centre

Metallic Coated and Painted Value Added Products

"Don't risk your reputation"

- High tensile, galvanised coated steel
- Dependable, trusted brand used in light gauge structurals for commercial customers
- Complements the total steel solution. GALVASPAN® steel is the framework for metal cladding
- Strength to weight ratio is 60% greater than traditional hot rolled steel
- Specified as the framing material for major retail chains including Bunnings & McDonalds
- Product is designed into structures via the engineering design community. GALVASPAN® steel is supplied with the assurance of a warranty not offered with other competitive products.

Galvaspan®



Dunc Grey Velodrome, Sydney

Markets

Domestic

- Building – strong market position
  - Top 5 customers: Lysaght, Stramit, Fielders, Metroll, Stratco
- Automotive
  - GM Holden; Toyota; Ford & Mitsubishi
  - Auto component manufacturers
- Manufacturing
  - Electrolux & Rheem
- Packaging
  - Visy & Amcor

Distribution

- Smorgon; OneSteel; Coil Steels Group & Southern Steel Group

Export

- Top countries – Americas, SE Asia, China, South Africa, Middle East & Mediterranean

Customer Value Proposition - Elements

Product Quality	• Performance proven over time • Wide range available • Warranty protection • Constantly revitalised to meet customer needs
Product Brand Strength	• Market recognition and demand • Ingredient branding • Trademark protection
Market Position	• Market development • Innovation • Customer relationships
Supply Chain Performance	• Secure and stable supply • Tailored for customers • Short lead times • Superior delivery performance
Service Excellence	• Technical support • Problem resolution • Training and literature
In-Market Experience	• Industry knowledge • Local expertise • Skilled Account Management
Corporate Strength	• Financial strength • Reputation for integrity



Market Trends and Opportunities

- Market opportunities. For example:
  - Commercial Roofing and Walling
  - Residential Roofing
  - Residential Fencing
  - Structural Decking
  - Water Tanks



- Steel now used to satisfy both function and aesthetics:
  - Internal features and finishes
    - ➢ walling, facades, ceilings, furniture
  - Home Improvements
    - ➢ steel penetrating the alterations and additions market

Packaging Products Market



Human Food
General Line
Beverage
Pet Food
Aerosol

Human Food

Nestlé, Wattie's, Heinz, Kraft, Rosella, Campbell's, SPC, MasterFoods, Ardmona Foods Limited

Southern Country Foods

General Line

Caltex, bp, Wattyl, Meadow Lea, GUD (Oil filters), Dulux, Ajax

Beverage

Campbell's, Cerri

Pet Food

Friskies, Bushs, Chum, Pal, My Dog, Safcol

Aerosol

WD-40

Lever Rexona.

Bayer

Reckitt & Colman

SC Johnson A Family Company

Facilities – Lysaght Product Flow & Market

Receive Steel Feed



Receive coiled COLORBOND® , ZINCALUME® & GALVASPAN®

Manufacturing Facilities

Coil in:
Rollforming Process





Lysaght®
Product; out

Distribution

Product despatch through the extensive sales network across Australia


LYSAGHT



Market use

Business Strategy

1. Vigorously maintain existing market share

2. Introduce new downstream products and solutions

3. Drive for Manufacturing Excellence

Business Overview

- Pre-eminent supplier of metallic coated, painted steel and tinplate in Australia
- Strong brands with recognition and trust in the marketplace
- Well developed channels to market via in-house distribution, sales & service network, as well as strong customer partnerships
- Strong customer relationships and depth of market knowledge
- Network of world class facilities
- Coated steel technical and manufacturing expertise

BLUESCOPE STEEL

Coated and Building Products Australia
Analyst Site Visit
Port Kembla

Noel Cornish
21 June, 2004

SEC File
No. 82-34676

BLUESCOPE STEEL

BlueScope Steel Limited
Level 11, 120 Collins Street
Melbourne VIC 3000
AUSTRALIA
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: ~~20 May 2004~~ 10 JUNE 2004

BLUESCOPE STEEL TO ANNOUNCE FULL YEAR RESULTS ON 19 AUGUST 2004

BlueScope Steel Limited (ASX: *BSL*) advises that it will be releasing its full year results for the 2003/2004 financial year on Thursday, 19 August 2004.

About BlueScope Steel Limited (ASX: *BSL*)

BlueScope Steel (formerly known as BHP Steel) is the leading steel producer in Australia and New Zealand, supplying the majority of flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and under construction in Vietnam and China. The Company has a network of rollforming facilities across the Asia Pacific region that is unmatched by any other steel company. In April 2004, BlueScope Steel completed the acquisition of Butler Manufacturing Company, with operations in North America and China, enhancing its steel solutions and pre-engineered buildings business. BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media
Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Telephone: +61 3 9666 4039
Mobile: +61 411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investors
John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Telephone: +61 3 9666 4150
Mobile: +61 419 893 491
E-mail: John.Knowles@bluescopesteel.com

BLUESCOPE STEEL

SEC File
No. 82-34676

8 June 2004

A Blue Chip with New Scope

American Chamber of Commerce in Australia

Our Bond

We and our customers proudly bring inspiration, strength and colour to communities with BlueScope Steel.

Our customers are our partners.
Our success depends on our customers and suppliers choosing us. Our strength lies in working closely with them to create value and trust, together with superior products, service and ideas.

Our people are our strength.
Our success comes from our people. We work in a safe and satisfying environment. We choose to treat each other with trust and respect and maintain a healthy balance between work and family life. Our experience, teamwork and ability to deliver steel inspired solutions are our most valued and rewarded strengths.

Our shareholders are our foundations.
Our success is made possible by the shareholders and lenders who choose to invest in us. In return, we commit to continuing profitability and growth in value, which together, make us all stronger.

Our communities are our homes.
Our success relies on communities supporting our business and products. In turn, we care for the environment, create wealth, respect local values and encourage involvement. Our strength is in choosing to do what is right.

Changes in Global Steel Industry

Production Share of Top 3 Steelmakers in each Region

(%, 1998 vs 2003)



US
33%
55%
USS,
ISG,
Nucor
'98
'03
NORTH AMERICA
SOUTH AMERICA
EU
31%
50%
Arcelor,
LNM,
Corus
'98
'03
ASIA
Japan
49%
64%
JFE,
NSC,
Sumitomo
'98
'03
AUSTRALIA AND OCEANIA
© 2001 EB, Inc.

Source : POSCO, 'POSCO Growth & Innovation, Jan 04

Global steel prices have risen dramatically



Global
Flat Products
Long Products
160
140
120
100
80
60
Smorgon Steel public listing
BHP announces spin-out of OneSteel
OneSteel public listing
BHP announces spin-out of BHP Steel
9-11
BSL public listing
"SARS"
Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec Mar
1997 1998 1999 2000 2001 2002 2003 2004

urce: CRU International, CRU Global Steel Price Index (Index April 1994 = 100)

What is transforming the global steel industry?

Global economic growth - synchronised

Global steel demand growth: China, India, Russia, Brazil

Supply/Demand gap in China

Steel industry structural consolidation & privatisation

Input cost inflation & raw material shortages

Different pattern for capacity additions

China is driving the strong growth in global steel demand

Global Steel Demand – IISI Base Case

(million tonnes)



China
ROW
World
Forecast
1,200
1,000
800
600
400
200
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2010
650
659
698
681
699
748
755
805
864
929
963
987
1,090
563
558
595
571
576
623
601
619
631
654
668
672
705
87
101
103
111
123
124
153
186
233
275
295
315
385

ource: IISI

FY 2003 - BlueScope Steel's first year

Public Listing: 15 July 2002

Best ever safety outcomes

NPAT of $452m

EPS of 57.1 cents

Return on invested capital of 14.5%

Dividends of 29 cents per share (fully franked)

Cash flow of $598m

Record production of 6.5m tonnes of raw steel


BlueScope Steel's Share Price for First Year
A$
4.00
3.80
3.60
3.40
3.20
3.00
2.80
2.60
2.40
JUL AUG SEP OCT NOV DEC JAN FEB MAR APR MAY JUN
2002
2003

FY2004 - a second outstanding year for BlueScope Steel

Even better safety & operational performance

Expectation of A$550mm NPAT in FY04
- vs A$452m in FY03

Required name change: BlueScope Steel – November 2003

Butler acquisition US$221m before transaction costs

Board approved over A$1 billion of growth capex including M&A on 3 continents

Share buyback of 60.7 million shares at average cost of $4.70 / share

Total Shareholder Return since public listing over 100%

BlueScope Steel's Share Price Since Listing



A$
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
J A S O N D J F M A M J J A S O N D J F M A M
2002
2003
2004

Safety – Our Goal is Zero Harm

Injuries resulting in lost time per million man-hours worked



40
35
30
25
20
15
10
5
0
33
35
29
16
14
8
4.8
3.7
4
3.4
2.7
1.8
1.4
New South Wales manufacturing average 24.8%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004-1H

Includes contractors from 1996

A different kind of steel company


Profitable Through the Cycle
Dynamic Global Steel Market
Strong Board & Management Team
Value Added Branded Products
Growth Opportunities in Asia
Creating Shareholder Value
Strong Operating Track Record
Strong and Flexible Capital Structure
Low Cost Producer
Consistently Strong Cash Flows
Geographic and Product Diversity

BlueScope Steel: A steel solutions company

Downstream, in-market, branded, value added product strategy

Innovations in Australia and Asia

Acquisition of Butler Manufacturing Company

USA early 20th Century - Is this what comes to mind when the words "Steel Company" are mentioned?



BlueScope Steel provides innovative solutions primarily to the building and construction market



BlueScope Steel Strategy – Downstream, Value-Added with low cost steelmaking base


PAST
Pre-Engineered Buildings/Solutions
Roll-forming
Painted
Metallic Coated
Cold Rolled
Hot Rolled Coil, Plate
Slab


FUTURE
Butler
Pre-Engineered Buildings/Solutions
Roll-forming
China Vietnam Indonesia
Painted
Australia & NZ
China Vietnam Thailand
Metallic Coated
Australia & NZ
Cold Rolled
Hot Rolled Coil, Plate
Slab

Foundation for competitiveness – low cost steelmaking

Global Hot Rolled Coil Steel Cost Curve

(over 65 steel plants globally)


$A / tonne
Port Kembla
1997 - 2002 range
Conventional Production
Compact Strip Production
USA Compact Strip Production
USA Integrateds

Source: D. Barnett and BSL

BlueScope Steel is a global leader in adding value to coil

VALUE-ADDING CAPABILITY

(Metal Coating Capacity as % of HRC Capacity)



54 Including approved capex
42
oday
47
41
36
32
32
28
23
20
20
17
15
10
2
BlueScope Steel

A similarly strong downstream position in

- **Painting** **#2 worldwide**
- **Rollforming** **#1 worldwide**
- **Pre Engineered Buildings** **#1 worldwide**

NOTE: Largest 55 steelmakers (those only making Long Products excluded)

Source: IISI 'World Steel in Figures 2003', CRU 'Capacity Database 2002'

Australia, NZ, Asian and American footprint – A$1bn capex, M&A


2 new China Lysaght sites
China Metal Coating Line & Paint Line
Vietnam Metal Coating Line & Paint Line
Thailand Metal Coating Line
Paint Line capacity upgrade
Service Centre and Transport & Logistics Co-location
Western Port Metal Coating & Painting capacity upgrades
New Western Sydney Paint Line and Service Centre
Springhill Metal Coating & Painting capacity upgrades
Port Kembla HSM Environmental Impact Statement
New Zealand Metal Coating & Painting capacity upgrades
Coating / Painting
Roll Forming
Service Centres
Butler & Vistawall
Joint Ventures

Value-added branded innovations in Australia



...alue-added branded innovations in Australia



Value-added branded innovations in Australia


Colorbond®
You've made the right choice.

Value-added branded innovations in Australia




IF YOUR ROOFING ISN'T ZINCALUME STEEL, YOUR REPUTATION COULD END UP HERE.

The problem with using unknown roofing and cladding is just that, the unknown.

Who knows if it'll last as long as ZINCALUME® steel, made only by BlueScope Steel? Who knows if it's backed by a warranty of up to 25 years?* Who knows if the company *offering the warranty* will even be around in 25 years?

But you can be sure we'll still be around. You can be sure ZINCALUME® steel will *continue to set the* standard in corrosion resistance, because it's the only zinc aluminium product produced and tested in Australia for Australia's harsh conditions. And you can be sure of its durability, because ZINCALUME® steel lasts up to four times as long as galvanised steel.

It's your good name, so why risk your reputation with anything less? To make sure you're getting roofing and cladding that will last, ask for ZINCALUME® steel by name.

For details call BlueScope Steel Direct on 1800 022 999 or visit www.zincalume.com

Zincalume®

BLUESCOPE STEEL

Value-added branded innovations in Australia


HydroRib
Strong Durable Economical
BLUESCOPE STEEL
The longer standard length and light weight design of HydroRib™ removed the need for heavy machinery on-site and provided a quicker, less labour intensive installation.

HydroRib™

waterforsure™


BLUESCOPE WATER
Rainwater Harvesting Solutions
Why harvest rainwater?
Water supply
• Reduce mains water consumption
• Reduce mains water peak demand
• Reduce water supply infrastructure costs
• Reduce requirements for new regional catchment storage construction
• Increase consumer involvement and awareness of water cycle issues
• Improve viability of marginal development sites
• Improve development yields
• Reduce total volume and peak discharges
• Improve stormwater quality
• Improve performance of other Water Sensitive Urban Design Measures
Bottom line savings with rainwater harvesting

waterpoint™ MicroDam

waterpoint™ Classic

waterpoint™ Slimline

Value-added branded innovations in Australia





Xlerplate®

Sureline®

We are applying similar principles in Asia




If you live on the Mekong Delta,
the most famous Australian building isn't the Opera House.
BLUESCOPE STEEL

IISI is pursuing similar ideas in the Steel Solutions & Sustainable Urban Development Project



France


TOTAL
FITNESS

UK

Lightweight Construction



- Main frame structural steel
- Lightweight steel frame infill panels
- Lightweight steel frame stairs
- Steel frame structure to south façade for access decks

- Green Roofs reduce peak rainwater discharge
- Rainwater collected in central treatment tank
- Treated rainwater pumped to high level storage tank for non-potable usage

Where we have come from...



- Lysaght began Australian distribution in the 1850s.
- Steel created a distinctive style of Australian architecture.

Acquisition of Butler Manufacturing Company

BLUESCOPE STEEL

BUTLER®

A BlueScope Steel Company

Butler Manufacturing Company

- Pre-eminent global designer/supplier of Pre-Engineered Buildings (PEBs)
- Number One positions in North America and China
- Worldwide brand recognition

An Attractive Opportunity at the Right Time

Impact of Butler acquisition on BlueScope Steel

Revenue up nearly 20% or approx A$1 billion

Downstream Revenue proportion up 7%

Employees up 39%

Investment Grade Balance Sheet maintained

No dilution to Earnings per Share

Employee Profile by Country

January 2004


SE Asia
14%
Other
2%
China
4%
orth America
0.2%
ew Zealand
10%
Australia
70%

Total 12,100

June 2004


SE Asia
10%
Other
1%
China
7%
North America
22%
Australia
52%
New Zealand
8%

Total 16,400

What is a Pre-Engineered Building (PEB)?

Fully designed and engineered building

Comprising steel structural frame and roofing systems, typically with steel walling





Butler is THE PEB company

Design, Engineering, Manufacturing, Sales & Marketing

Why PEBs? Speed, Cost Effectiveness, Broad Application

Example: 110,000m^2 facility, erected in 28 working days

Wal*Mart Stores Distribution Centre (Arkansas)


1
July 9


2
July 23


3
July 30


4
August 6

Butler Buildings North America. #1 in PEBs









Vistawall


OLD MILL II







Butler China. #1 in PEBs







Customers include multinationals & leading Chinese firms, eg

- Caterpillar (above left)
- Allied Signal (left)
- Yan Feng Automotive Trim (above)
- 3M
- Energizer
- Motorola
- Nike
- Orient Home
- Carrefour

Strong nationwide metal building solutions network in China

BlueScope Steel's China Footprint



BlueScope Steel in China

- ▭ 1 Metal Coating/Paint Line facility (under construction)
- 4 Lysaght manufacturing facilities
- ★ 2 Butler PEB manufacturing facilities
- ○ 39 Lysaght sales offices
- ○ 8 CSC (Coated Steel China) Sales offices
- ○ 7 Butler district offices
- ● 13 Butler sales offices

BlueScope Steel People


BLUESCOPE STEEL
BLUESCOPE STEEL









BLUESCOPE STEEL

8 June 2004

A Blue Chip with New Scope

American Chamber of Commerce in Australia

American Chamber Of Commerce Speech
by Kirby Adams, Managing Director and CEO, BlueScope Steel

Tuesday, 8 June, 2004 Sydney

Title: A Blue Chip with New Scope

Introduction

(slide 1)

Ladies and gentleman,

Thank you for joining us.

Today I'd like to talk to you about our company, BlueScope Steel.

About how we are evolving into a steel solutions business.

And where we are going in Asia, in North America, in New Zealand, and here in Australia.

But before I get into our story, I would like to provide you with some background, to help place our company's progress in context.

This past weekend's events have led me to reflect on leadership, as we heard of the passing of Ronald Reagan and remembered the heroes and leaders of World War 2 and of D-Day.

It struck me that one of history's lessons is that successful leaders and great outcomes come from conviction of purpose and strong beliefs.

One of the first things we did at the then BHP Steel three years ago, following BHP Billiton's decision to 'cast us adrift' was to lead our organisation to develop a new values document, or Charter – which we have called 'Our Bond'.

(slide 2)

This culminated in the words you can now see on the screen.

At the time, for our organisation, these words were new, they were profound statements of what we believed in as an organisation, and they were aspirational. They are now an established part of the fabric of our business and the way we behave.

I would like to think that amongst the reasons our 16,000 employees come to work with energy in their step are that they feel a purpose in their job, they know they are creating

products which benefit their communities, and we allow ourselves to have some fun (but safely, of course)!

(slide 3)

Around the world, the entire steel industry is undergoing huge change.

There is an expression that is commonly attributed to the Chinese – 'May you live in interesting times.'

Well, it is a very interesting time to be involved in the steel industry.

We are operating in a global environment that is incredibly dynamic, and this has a whole range of implications for our business, BlueScope Steel, and for the global steel industry.

Three weeks ago, in a speech to the Australian Steel Institute, I looked at some of the factors which are affecting the steel industry at a global level.

So for those of you who don't follow our industry closely, let me give you a very brief perspective on what is going on.

(slide 4)

This slide shows how steel prices have changed over the last seven years. As you can see, we've had a fairly wild ride.

During this period we have had three Australian steel companies listed on the ASX – maybe the people who initially owned, but sold, shares in these companies now wish they had not given up so early.

Understandably, current pricing has led many of us in the steel business to ask where our industry will go from here.

In my opinion, the current situation will persist for some time.

Why do I hold this opinion?

Because there are six factors behind the transformation of our industry, and when considered together, it is reasonable to conclude that the recent price effect will not be short lived.

This slide is a summary of those factors.

(slide 5)

I think the steel industry is being transformed by

1. the fact that economic growth is currently synchronised across much of the world.

2. strong worldwide demand for steel.

3. the influence of China on demand, supply and growth.

4. steel industry structural change - the consolidations, alliances and privatisations that are making the global steel industry far more rational, informed and disciplined.

5. input cost inflation – an explosion in the price of iron ore, coking coals, and big cost increases in other raw materials, scrap, and shipping – costs which, regrettably, the steel industry must pass on.

And finally,

6. changes in steelmaking capacity – overall capacity has been reduced, and it is less likely that major integrated facilities will be built in western nations.

So, because of these factors, there is a fair chance that we are in a different, more sustainable industry structure for steel, and this gives us cause for optimism.

The factor I would like to elaborate on is China.

(slide 6)

This slide shows the International Iron and Steel Institute's forecast for global steel demand to 2010.

Our institute is forecasting world demand for steel to exceed one billion tonnes by 2010.

To give this figure some context: there are around 12 million registered motor vehicles in Australia. If we say that each vehicle represents one tonne of steel, that's 12 million tonnes.

So, all the steel in all the motor vehicles in Australia equals about 1.2 per cent of world steel demand by 2010.

And 35 per cent of this demand will come from China.

Last year, steel demand from China was 27 per cent. In 1995 it was 13 per cent.

These numbers should give you a sense of China's huge, and growing, appetite for steel.

Indeed, demand for scrap steel is so high that, according to recent media reports, the theft of manhole covers in China has become a serious problem.

So, for the good citizens of Shanghai it is not so much the soaring price of steel, but the corresponding drop, that is a concern.

Now when you have a situation like this, where one country is making such a major impact, the effect on the global industry is significant.

I think it is fair to say that over the next decade, very few will be immune from the China effect.

And I expect that we will see the trends that are affecting the steel industry repeated in many other industries.

So, it is in the context of a dynamic global steel economy that I speak to you today about our company, BlueScope Steel.

Firstly, I'm very pleased to say that the 2003 and 2004 financial years have been outstanding for BlueScope Steel.

(Slide 7)

This slide shows a few of the results from BlueScope Steel's first year, since our public listing only 24 months ago in July 2002.

We've achieved very good financial performance. But importantly, we have operated safely, rewarded the faith of our shareholders', and looked after the well being of our employees and communities.

Our expectations for the 2004 financial year are also positive.

(Slide 8)

We announced in May that we are expecting NPAT of approximately A$550 million, for this financial year. This is $100 million up on last year's NPAT, and actual results will be announced on August 19th.

Since listing, our share price has more than doubled and our total shareholder return is among the best on the Australian Stock Exchange.

As you can see, we are in a strong growth phase, with A$1 billion of capital expenditure either approved by our Board or in advanced stages of study. And importantly, we are doing this while we are looking after our shareholders.

But the indicator we are most proud of is our safety performance.

(slide 9)

It is world class, and getting better. Since public listing, we've had a 45 per cent improvement in our lost time injury frequency rate, and we will not rest until we have achieved and maintained our goal of Zero Harm.

Our aim is for the steel industry to be one of the safest places to work in Australia.

(Slide 10)

So, all in all, we're proud and delighted with our progress so far.

This success is being greatly helped by the strength of global steel demand, due to economic (GDP) growth, but also due to growing recognition that steel is a fashionable and highly recyclable material that contributes to a better way of life.

So for the next twenty-five minutes, I'd like to talk to you about where our company is going, taking account of some of the powerful forces at play.

And specifically, what we are doing to re-invent BlueScope Steel as a steel solutions company and a company Australians can be proud to call one of their own.

One that is growing in innovation, in capability, and in geographical presence.

We've said since listing that we are a different kind of steel company and I believe we are establishing a track record that shows this is the case.

We are a company that is very committed to Total Shareholder Return. Our shareholders have priority, and our challenge is to simultaneously take care of them, and pursue value-creating growth.

The de-merger has given us a sense of liberation. There is a can-do spirit in BlueScope Steel. People feel unleashed and energised, and this is creating speed and agility.

The strategies we are pursuing genuinely differentiate us from other steel companies, and are strategies you might associate more closely with a company in the building materials sector.

(Slide 11)

So today, I'd like to examine three areas I feel demonstrate the ways in which BlueScope Steel is changing. The three areas are:

1. BlueScope Steel's downstream value added strategy

2. Innovations in downstream value added businesses in Australian and Asia

3. Our acquisition of the US-based Butler manufacturing company – the number one Pre-Engineered Buildings company in the USA and China.

(i) Strategy

First, let's a take a look at our strategy.

If you think of the images normally associated with a steel company, they are likely to include brooding industrial landscapes, smoke stacks - the traditional imagery of heavy manufacturing,

(slide 12)

'Dark satanic mills,' as the poet Blake put it:

Associated with those images was the equally gloomy investment sector view of the steel industry as

- volatile
- poor in terms of shareholder returns
- and inhibited by over-capacity

These and other factors had confined steel to the dim recesses of the investment sector.

Well, in my four years as CEO of BlueScope Steel I've seen our defining images become more like this.

(slide 13)

Images of the inspired use of steel in architecture. Images that speak of innovative solutions, of meeting customers' needs. Images of fashion and colours and technology at work.

We are even featured in the TV series 'The Block."

These defining images – of innovation, opportunity, and colour, were important considerations in choosing our new company name.

And I'm pleased to say that the growth in our share price indicates a far brighter perception from the investment community.

Our Company, BlueScope Steel, is becoming recognised as solutions-oriented.

We are focussing on developing downstream capability, especially in construction and building applications. And we anticipate a very bright future for steel in housing and building.

In explaining our strategy, which is well under way, this diagram has been helpful.

It will be familiar to some of you.

(slide 14)

The triangle on the left reflects the historical product pyramid for our business. At the bottom is steel slab, which is our company's first saleable steel product.

At every subsequent stage of production, a proportion of product volume is sold to third parties. The apex of the triangle represents advanced steel solutions_we provide to customers - for example, pre-engineered metal buildings.

Our objective is to transform this situation to more closely resemble the trapezoid on the right, by growing the proportion of higher value added product we sell.

So why are we pursuing this strategy?

Well, as we move up the pyramid, there is typically more value added, which means higher cumulative margins, and importantly, less volatile selling prices, than products at the base of the triangle.

Of course, our iron and steel making activities remain crucial.

In fact we never lose sight of one fundamental reason for our success – low cost, high quality steel making, which keeps all our products very competitive.

(slide 15)

Some of you may not realise that our Port Kembla steelworks is among the lowest-cost steel producing facilities in the world, as this slide shows.

In this plant, we continue to work as a team for lower costs, better productivity, and higher quality. Because in the steel industry, if you stand still, you get run over.

We will be challenged by developing countries bringing new capacity on-line from a low cost position.

Specifically, these challenges will come from Brazil, India, Ukraine, Russia and of course, China.

But at present, based on an extremely solid steelmaking foundation, we are deriving nearly two thirds of our revenue from products downstream from hot rolled coil.

(slide 16)

By which I mean revenue generated by roll-formed components, painted coil, metallic coated coil, and pre-engineered buildings.

Hot rolled coil is one of our base products, and a benchmark product in the international steel industry.

Historically, through our painting, coating, galvanising and roll-forming processes, we have added significant value to 42 per cent of the steel coil we produce.

As this chart shows, that figure will increase to 54% after our current projects including the acquisition of the Butler Manufacturing Company, are fully implemented.

This makes BlueScope Steel the global leader in adding value to the hot rolled coil it produces.

A high proportion of the steel that we coat with zinc and aluminium is then painted by us, and a high proportion of this steel is then roll-formed.

With our expansion into Pre Engineered Buildings, the chain of value adding has becomes even longer, such that we now sell a completed building.

Our strategic driver is that, by gaining a higher proportion of our revenue from value added products, we become less susceptible to the traditional ebb and flow of the global steel market.

At the moment, the strength of global slab and hot rolled coil pricing is creating profits which are enabling us to accelerate our downstream growth strategy.

This next slide shows our geographic footprint.

(slide 17)

Our capital expenditure is heavily focussed on downstream facilities on three continents.

Here's a quick summation:

In addition to the acquisition of Butler Manufacturing on April 27 at a cost of around A$332 million, we are building a new metallic coating and paint line facility in China for A$280 million, and another in Vietnam for A$160 million.

We're also investing A$80 million on a second metallic coating line at our plant in Thailand.

And we're planning a major new COLORBOND® steel centre in western Sydney, at cost of more than A$150 million.

We are expanding and modernising nearly all our plants and service centres and strengthening our channels of distribution and introducing new product offers.

(slide 18)

So, while it might seem unusual for a steel company employee to talk about brands, fashion colours, and customer-driven solutions, our new strategy dictates that these factors are now critical to our success.

Which is why I'd like to talk in more detail about some vital aspects of our customer interface.

(ii) Innovation

How is our strategy being played out in our Australian and Asian operations?

What innovations are taking place?

At the customer interface, we are heavily focussed on brand building and innovation, enhancing the reputation that our products hold as building materials among Australians.

As a former American, it is interesting to reflect on Australians' strong cultural attachment to steel as a building material.

(Slide 19)

The sound of rain on a steel roof is a highly evocative sound for many Australians, and in some instances, necessary for a good night's sleep.

The material that is colloquially known as 'corrugated iron' has featured in Australian buildings for around a hundred and fifty years.

Our marketing communication talks to this cultural attachment, while altering some of the perceptions that modern urban Australians have about steel.

A good example is the brand building within our COLORBOND® steel range.

Let's take a look at our current TV advertising campaign for COLORBOND® steel for roofing.

(Audio visual – COLORBOND® roofing advertisement)

(slide 20)

This ad is about someone we all know.

It speaks to the Australian consumer in a distinctly Aussie manner about COLORBOND® steel roofing as the right choice.

As you can imagine, this has had tremendous cut-through over the last two years, and has worked extremely well for us.

The campaign has further strengthened and added personality to the COLORBOND® steel roofing brand, and of course, reinforced the overall COLORBOND® steel brand.

(slide 21)

We have also been involved in brand extension activity, such as our recent moves to increase our share of the fencing market with COLORBOND® steel fencing. We have identified this market, which is currently dominated by timber, as a major growth opportunity.

Here, we set out to increase customer awareness of the physical and aesthetic advantages of COLORBOND® steel fencing, and to normalise the idea of residential steel fencing.

We've emphasised style and strength in national consumer and trade advertising, positioning the product as a lifestyle choice – good looking, private, safe for children, long lasting, and 100 per cent recyclable.

Another BlueScope Steel Brand we continue to drive is ZINCALUME® steel, our highly corrosion resistant product.

(slide 22)

Our advertising positions ZINCALUME® steel as a contributor to the roofing contractors' professional reputation – a premise that has worked very well for the brand.

As well as brand building, we're also putting a lot of energy into market development. Creating new end uses for steel, and supplying those needs with strong BlueScope brands.

(slide 23)

Another example is our timely push into rainwater harvesting, with the Waterpoint™ range of tanks, as shown on this slide.

I've just installed one of these.

This Waterpoint™ range was developed in response to water restrictions, increased use, and the mandating of rainwater harvesting at state and local government levels. This is a very important project for us.

(slide 24)

Another good example of innovation is the Sureline® power pole.

We developed this product after identifying a market opportunity - the forthcoming need to replace many existing timber power poles.

Further research uncovered major advantages in replacing old timber poles with steel ones.

And many of the wind towers now producing green energy around Australia are made from BlueScope steel.

In our Asian operations, we are also innovating.

(slide 25)

This slide shows an example of a Lysaght pre-engineered building in Thailand, which is one of over 1,200 chicken sheds being delivered in that country.

And we are currently developing a number of new brands in Vietnam, tailored to local conditions.

(slide 26)

This continues to build on the approach we have taken across South East Asia, and which we featured in this very successful piece of advertising communication.

So, in Australia and Asia, BlueScope Steel is increasingly defined by product innovation, new end-use product creation and brand building. On a foundation of low cost, high quality steelmaking.

While we pursue this strategy in Australia and Asia, it is interesting to note that there has been a corresponding shift in global steel thinking.

(Slide 27)

For instance, a IISI project group has developed a proposal to grow the world market for steel, with a focus on residential construction.

This is a worldwide project, in response to a projected world population increase of 33%, to around 8.1 billion people by 2030.

Obviously, this represents a huge demand for new housing, and meeting this construction challenge will demand innovation.

Steel, being a sustainable construction material, (by which I mean it is made of abundant resources, recycled, and highly engineered), is the best solution.

This slide shows some of the ideas coming out of the project known as Steel Solutions and Sustainable Urban Development.

So we see BlueScope Steel's strategy of innovation and creation of new steel applications being paralleled at an international level by the global steel community.

(Slide 28)

As I mentioned, steel has a long history as a building material in this country.

By the 1850s, much of the corrugated iron that was imported to Australia from England was in the form of pre-fabricated buildings.

I think this adds a certain resonance to the next subject I would like to cover – our recent acquisition of the Butler Manufacturing Company – a world leader in the field of pre engineered buildings.

(iii) Pre-engineered buildings and acquisition of Butler Manufacturing

On April the 27th, BlueScope Steel completed the acquisition of the Butler Manufacturing Company.

(slide 29)

Butler is the number one global designer and supplier of Pre-Engineered Buildings (PEBs)

Put simply, Butler manufactures and sell entire buildings, while BlueScope Lysaght sell the roll formed components that go into the buildings.

As this slide says, the opportunity was attractive, and the time was right.

The Butler brand is number one in PEBs in North America and China, and has terrific brand recognition worldwide.

So what impact will this acquisition have on BlueScope Steel?

(slide 30)

Here's an overview.

Revenue will increase by about 20% on a full year basis.

The proportion of revenue generated downstream of hot rolled coil will increase by 7%.

Our employee numbers have increased by nearly 40%, and we have acquired a talented group of people with leading edge skills.

And whilst our gearing increased by about 8% when we completed the deal, we have maintained an investment-grade balance sheet.

Now, when you buy a big business like Butler, you obviously need to put a lot of energy into making that merger work. We have put a great deal of effort into achieving seamless merger integration.

Our success will be measured in no small part by how smoothly we welcome our 4000 new employees, as well as merge the Butler and BlueScope Steel business systems.

Our focus is to ensure that the people and customers of the Butler Buildings and Vistawall businesses truly feel part of BlueScope Steel.

Following completion of the merger, my executive management team and I spent a week travelling to all Butler Buildings and Vistawall operating sites in North America. We visited 17 sites in six days.

The early signs are encouraging– the merger feels right. I think we have made a positive start in bringing the businesses together, and establishing a sharper focus.

We are working to a very comprehensive and focussed plan for the first 100 days following the merger.

I'd like to consider for a moment the change in employee profile that has resulted from this acquisition.

(slide 31)

As you can see from this pie chart, our profile is now 60% in Australia and NZ, 20% in North America and 20% in Asia.

And we expect significant growth in the number of people working in our Asian operations, where we now have nearly 3000 employees.

BlueScope Steel has become a truly multinational and multicultural company, with offices in 22 countries.

Let's take a closer look at pre-engineered buildings.

(slide 32)

A PEB is a complete building solution, fully designed and engineered, delivered on-site with all pieces cut and numbered.

It comprises steel structural frame and roofing systems, and typically has steel walling.

The advantages of PEBs are that they are a fast, cost effective, building solution with broad applications.

(slide 33)

This slide shows an 110,000 square meter facility that was erected in 28 working days.

As I said, Butler North America is the leading designer, manufacturer and marketer of pre-engineered buildings and component systems, with the number one market share in North America and China.

Here are some examples of the work of the Butler Buildings business

(slide 34)

The focus of the business in the US is non-residential. They specialise in industrial, commercial, and retail segments, supplying manufacturing, distribution, warehouse and showroom facilities.

Butler has a solid engineering and design capability, with strong brand values.

The also have a leading builder network – 1100 Butler Builders – and these are a key competitive advantage.

Another great brand to come under the BlueScope banner as part of this acquisition.
is the Vistawall business.

(slide 35)

The core Vistawall business is the design, manufacture and marketing of extruded aluminium and glass roof, wall, door and window systems for non-residential buildings.

These products can turn a warehouse into an automotive showroom.

Their product range includes storefront framing systems, entrance doors, curtain walls, skylights and translucent roof and wall systems, and they have a stable of strong, recognised brands, such as Vistawall, Naturalite, Moduline and Skywall.

The operation has two manufacturing facilities, four distribution centres, and 16 service centres, which serve 2,000 independent distributors and installers.

So, you can see why we feel that the Butler acquisition is a great strategic move into the US marketplace for BlueScope Steel.

However, the Butler acquisition also lifts our capability to capitalise on the tremendous opportunities in China.

I mentioned that the BlueScope Butler China business is number one in PEBs in China.

Our company's China customer base includes major multinationals as well as leading Chinese firms.

(slide 36)

You can see some of BlueScope Butler's China buildings here.

So what is the result of this acquisition, in combination with our current China operations?

Put simply, we believe that BlueScope Steel now has the strongest nationwide building solutions network in China.

This slide shows the extent of that network.

(slide 37)

To place this footprint in perspective, I'd like to make a few comments about China.

China now accounts for massive proportions of global steel consumption and production, with steel demand outstripping Japan, Korea, and the USA combined. You can see why it is being called the factory of the world.

And despite the recent growth, there appears to be plenty of 'headroom.'

In fact, China may only be reaching the 'take-off point' in steel consumption.

For example, between 200 and 300 million people in China will need new housing over the next generation.

The IISI predicts that China will make 267 million tonnes of steel by 2006. More than 50 Port Kembla Steelworks.

So, although China presently accounts for less than 5% of our overall sales, we, as an organisation, are confident of China's outlook.

As for exports from China, my prediction is that they will be finished manufactured goods, rather than raw steel.

And I might add that we would like many of them to be produced inside BlueScope Butler buildings.

(Slide 38)

One last comment. BlueScope Steel is evolving into a company that operates in a large number of countries, and this is highlighted by the Butler acquisition.

As an international company, all of our businesses must earn their right to capital by demonstrating strong returns on investment.

After all, that is exactly what we must do on behalf of our shareholders. We must invest their funds for maximum benefit or give them back in a tax effective way.

Conclusion

So, to conclude, since leaving BHP behind, we are witnessing a sense of liberation in BlueScope Steel.

Our down stream, value added strategy is being driven by a can-do spirit, by strong self-belief and by 'Our Bond'.

So to close.

For the steel industry, times are interesting indeed, and I feel privileged to be involved locally and internationally during such a dynamic phase.

'Our Bond' acknowledges the four pillars of our business as our shareholders, our employees, our customers, and the communities in which we operate.

And they, of course, are the reason for our journey.

(Final title slide)

I thank you all for coming here today, and for listening to the BlueScope Steel story.

* * * *

Australian Steel Institute Address
by Kirby Adams, Managing Director and CEO, BlueScope Steel

Tuesday, 18 May, 2004 Sydney

Title: Global steel industry: Is the perception the reality?

Introduction

(slide 1)

Good morning, and thank you for coming today.

It is four years since I first spoke to this Institute. So this occasion leads me to reflect on the dramatic changes we have witnessed in the steel industry over this period.

If we cast our minds back to the time of the Sydney Olympics, and recall the mood that shrouded our industry, who among us would have predicted that we would be sitting here today amid such optimism, such buoyancy?

Who would have expected our industry to inspire confidence in the investment community in such a short time?

It has indeed been a surprising and remarkable turnaround. Now, while it can be argued that such a shift in industry fortunes only enhances our sector's reputation for volatility, I believe that there is a strong case for a sustained positive outlook for the global and Australian steel industry.

In my roles at BlueScope Steel, and with the IISI, I have had the opportunity to make some observations, and draw some conclusions about trends in the global steel industry.

Of course, these observations are not exclusively mine. Ray Horsburgh and Bob Every are also involved with the IISI, and many others here have involvement overseas, in areas like importing, investment, exporting and so forth. I am sure you have all been thinking about the implications of the current situation.

I think we would all agree that while we sit here at the ASI, we are also part of the fabric of the global steel industry. Therefore, it is in all our interests to examine global trends, and draw our own conclusions about how these trends might impact on our particular businesses here in Australia.

So I am grateful to offer my observations on what is going on in our industry. I will try to put these trends in an Australian context, and I hope these ideas stimulate thinking and discussion among us all.

Two of the challenges faced by the steel industry have been to improve performance, and to attract investment. The first was necessary for the second.

Steel industry stocks have had amongst the lowest earnings multiples of companies on stock exchanges.

(slide 2)

Investors had seen our business as delivering poor long-term returns.

Factors such as volatility, relatively small size, and constrained liquidity have moved the steel sector to the fringe of the equity investment universe.

As we know, our industry had been characterised by poor returns, which were caused by structural issues.

(slide 3)

Our industry's historical performance had been inhibited by over-capacity, over-production, long term price decline, marginal pricing, price volatility and poor returns.

Factors such as low demand growth, fragmentation, and the others you can see here have driven poor returns.

So, in the light of the steel industry's history, how do we explain the recent dramatic increase in global steel prices?

(slide 4)

We might conclude that recent price increases suggest some degree of structural improvement.

Pricing is certainly the most tangible evidence of the new world in which steel finds itself.

But this graph of global steel prices also serves to remind us that tough times were not so long ago. We need long memories in our business.

So, if we reflect on our industry's history, then consider our current pricing situation, we are inevitably led to ask some questions.

1. Are we witnessing a sustainably higher performing steel industry?

2. Where will our industry go from here?

It is my opinion that there is a case for a sustained positive outlook in our industry. I think that current favourable conditions may prove to be long-lived.

(slide 5)

As I mentioned, poor returns have been caused by ongoing structural issues. So, if recent pricing suggests a structural improvement, we should ask 'what has actually changed?'

During my recent travels to North and South America, and in my role with the IISI, I have had a number of conversations about this issue. I think there are six factors that explain the recent transformation of our industry. Considered together, these factors may make a case that changed conditions in the global steel industry will persist for some time.

Here are those six factors:

- Global economic growth
- Demand for steel as a material
- China
- Industry consolidations and alliances, along with privatisations
- Increases in input costs
- Changing patterns for new capacity

(i) Global economic growth

The first factor that has supported recent pricing upswings is the outlook for strong global economic growth.

(slide 6)

The consensus view of the IISI is that, for the remainder of the decade, global economic growth is expected to be positive. And at the present time, growth is particularly strong.

(slide 7)

Importantly, we are seeing synchronised economic growth in the world's major regions.

This graph shows the concurrence in growth between US, Europe and Japan. Such simultaneous growth has not occurred for a long time. So you might say that the world is firing on all eight cylinders.

In my recent discussions with leaders of the global steel industry, they have all shown a degree of optimism about their domestic economies.

Material demand is strong and not confined to the steel sector.

(slide 8)

Importantly, growth is not confined to the OECD. We all know that China is growing strongly, but we are also seeing strong activity in emerging economies. The forecast for India, Russia and Brazil is also positive.
The shift of the Russian economy has had significant effects on the supply of metals.

(slide 9)

And here in Australia we see a continuation of the extremely good, consistent economic performance we've shown since the early 1990s. The last 14 years of economic growth are being reflected in current interest rates and a 23 year low in unemployment. This is flowing into investor confidence, particularly for building and construction.

So we have strong, and importantly, synchronised growth across much of the world, and here in Australia we are part of it.

(ii)Demand for steel

The second factor to consider is demand for steel.

(slide 10)

Looking again at IISI figures, we can see the base case for international steel consumption over the next 3 years, with a forecast for 2010, and compare this to the amount that China will consume over the same period.

Briefly, in 2003, China's share of world steel consumption was 27%. By 2010, this is expected to rise to 35%. At the same time, demand growth is expected to remain strong in the rest of the world.

So we're seeing real growth in the world steel market because demand around the world has increased. And while this reflects the underlying economic activity, it can also be seen as evidence of the success steel has had in taking intermaterial market share.

(slide 11)

We might ask ourselves: 'is this a blip in demand?' It is interesting to consider the last time the world experienced synchronised economic growth. This was before the oil price crash of 1973. Preceding the crash was a sustained period in which steel demand, driven especially by Western Europe and Japan, was growing strongly. Could we be seeing a return to such long-term high growth trends?

With oil today priced at over $40 per barrel, we might ask whether we are seeing signs reminiscent of 1973.

The push from China and other emerging countries today is creating a similar pattern to that caused by the emergence of Japan and Korea, and the rebuilding of Europe in the post-war period prior to 1973.

Note also the 200 million tonnes consumed by the former USSR and Eastern Europe in the 1980s (shown in pink on the chart) – could this occur again?

As an industry, I believe we are succeeding in building new applications for steel, and continued effort in R&D should lead to more innovation, and more new applications.

A good example of industry focus is the IISI project that aims to increase the use of steel in construction applications.

We are driving our products into new applications, and creating a consequent increase in demand. Increasingly, steel's recyclability is widely recognised.

The astute marketing of steel has also helped to make steel fashionable.

Australia and New Zealand have helped to lead the way in many of these advances.

(iii) China

The third factor affecting the steel business is China.

(slide 12)

At the top of this slide, there is a prophetic quote from Napoleon: "Let China sleep, for when she wakes she will shake the world". I'm sure that many of us now feel that the giant is indeed awakening.

The next couple of charts talk to the sharp increases in production in China, as well as in total imports. China now accounts for massive proportions of consumption and production, with demand outstripping Japan, Korea, and the USA combined.

Of course, this enormous growth in Chinese consumption over the past five years has been a major factor in the industry's improved fortunes world-wide.

Despite the recent growth, there appears to be plenty of 'headroom' in China.

In fact, China may only be reaching the 'take-off point' in steel consumption.
At BlueScope Steel we have somewhat of a vantage point from which to view China - although China accounts for less than 5% of our overall sales. We, as an organisation, are optimistic regarding China's continuing demand for steel and other materials.

I also believe that recent indications that the Chinese administration is keen to rein in the rate of growth in China will prove to be healthy for China and for the steel industry. We welcome a move from recent growth rate levels of 9-10% to a more manageable 6 -7%.

To put China's growth in perspective - current forecasts assume a 7% growth in demand, but growth rates between 2000 and 2003 were actually a compound 24 percent.

We need to be aware of the speed with which China can expand its own capacity.

(slide 13)

This slide shows estimated steel capacity expansion in China. It is predicted that China will make 267 million tonnes of steel by 2006. More than 50 Port Kembla Steelworks.

Will China quickly become a large steel exporter? No – I don't think so. China will be constrained by global costs and availability of iron ore, coal, scrap and transportation.

My prediction is that the exports we will see from China will be of finished manufactured goods, many of them – hopefully – produced inside BlueScope Butler buildings.

(iv) Industry consolidation and alliances.

The fourth factor is industry consolidations and alliances and also privatisations.

Governments, thankfully, have been progressively getting out of steel mill ownership. Private capital rates of return are now required.

Consolidation, in my opinion, has enabled the industry to deal with financial legacy issues and improve its cost position.

We have seen other industries become revitalised by consolidation. Aluminium and oil in the 1990s are cases in point.

Steel has only recently emerged from the national identity paradigm of the last century, where every country wanted at least one major steel company.

Governments no longer see this as a priority.

Europe has led the way in steel industry consolidation, while there have also been consolidations in the USA and North Asia. A next phase might see large-scale consolidations in China.

(slide 14)

This slide of the production share of the top 3 steelmakers in each region, shows the reduced fragmentation of the steel industries in the USA, Europe and Japan.

The significant industry rationalisation that has occurred in USA, Japan and Europe has been very positive for the industry's state of health. There has been a real focus on change management and on generating returns on capital.

The steel industry has also benefited from the formation of alliances.

Partnerships within the industry are assisting in demonstrating and creating the scale required to attract capital and giving our customers the steel solutions and level of specialisation they need.

Cross regional alliances and acquisitions have also occurred, resulting in the emergence of steel companies with over 40MT capacity. I predict that within this decade we will see at least two companies emerge with capacity of greater than 100MT.

I think we have become a far more rational, informed and disciplined global steel industry.

Consolidation is leading to a greater ability and willingness to flex production as demand levels change. The steel industry today is more market responsive.

However, we remain significantly disadvantaged in the face of our consolidated and powerful raw materials suppliers.

(v) Increases in input costs

The fifth factor is increased input costs

(slide 15)

Scrap markets dramatically demonstrate the trend. This graph is representative of the pattern of scrap markets around the world.

There is a finite amount of high quality ready scrap, and scarcity has driven quite remarkable pricing levels.

It is notable that scrap prices have already come off from the peak levels of a couple of months ago, as some customers have found it simply uneconomic to purchase and convert at the peak levels.

(slide 16)

Input costs for the major steelmaking raw materials have exploded, reflecting the pricing power of raw material suppliers, and limited supply in the face of rising demand from the steel industry.

A recent USA report said that, since 2002, raw material and energy costs for integrated mills have risen by between 53 and 74 percent, depending on the level of integration.

The price of scrap is just one factor that has caused mini-mills to experience raw material and energy cost increases of between 116 and 119 per cent.

A few months ago at IISI, I/we initiated a major global report on raw materials and freight costs, and the Working Group reported back at our Executive Committee meeting in Rio in April. The next chart is just one example of the work of that Group, which developed some very interesting insights and conclusions.

(slide 17)

A number of factors explain the explosion in raw material prices.

The first is the stronger demand we have just been discussing.

Another is that new capacity for these materials cannot be switched on overnight.

Demand has just hit practical capacity limits in many markets, as this slide demonstrates with respect to seaborne iron ore capacity.

Seaborne ore demand is forecast to rise to 709 million tonnes by 2010. You'll notice this is driven almost exclusively by China.

If we were to review the various demand growth projections that were made for these materials over the past decade, it would be clear why suppliers had not been planning to bring on major new capacity.

And even though the suppliers are moving now, it will take some time for new capacity to be delivered.

Meanwhile, the consolidation of the raw material supply sector means that even when new mines come on-stream, suppliers may well endeavour to maintain pricing at quite high levels.

Clearly, too much of the rent of the global steel industry is heading in the direction of raw materials suppliers.

The long term health of the steel industry and its customers requires this to change.

(slide 18)

Shipping costs have risen in an even more extreme manner.
The capacity of the global shipping fleet has not increased in line with demand.

And there has been a significant increase in port congestion. Available capacity is being wasted, sitting, in particular, at Australian coal-ports like Newcastle.

A lot of new ships will need to be built. The good news is that those shipyards will consume steel.

(slide 19)

In addition to scrap, pig iron, DRI, iron ore, coal and shipping, natural gas, fuel oil, coke, zinc, aluminium, and paint are also supply constrained, with high prices resulting .

Cumulatively, these represent major cost increases for the steel industry. Steelmakers are facing real inflationary pressures.

For downstream businesses in the steel industry, the prospect is that input costs of slab and HRC feed stock will remain very high.

These cost factor increases are likely to be structural and need to be reflected in the pricing of finished steel products.

(vi) Changing patterns for new capacity

Finally, the sixth factor behind the transformation of the steel industry is a changing pattern for new capacity.

For two decades, Electric Arc Furnaces have filled the incremental capacity void in the steel industry, but they can no longer keep pace. The high levels of scrap prices, and scrap availability, are major constraints, diminishing the cost edge that mini-mills once had. So we have seen EAF costs equalise with, or surpass, integrated plants.

Incremental 1-2 MT facilities cannot cater for increasing demand, while in western nations, major new 5MT+ integrated facilities face significant regulatory approval issues, so I think it is unlikely that we will see these new integrated facilities built in western nations at a rapid rate, if at all.

Also, in recent years the Western World has shown good supply side restraint– unlike the capacity explosions of decades past.

The reduction of uneconomic excess capacity, and discouragement of subsidies for new inefficient capacity, means we are seeing fewer headlines that say 'protectionism,' and 'trade dispute.'

New capacity should only be built where there are strong growing markets, such as China and India. And the only role for Government subsidies is to assist with plant closures.

This makes economic sense, and it is likely we will continue to see the reductions in capacity in the OECD that we have seen in the USA and Europe, as well as in Russia.

Here in Australia, I believe the steel industry is healthy. We are importing around 20% of our steel needs, including products that we do not produce here. In total, we are exporting about 20 per cent of our production.

Conclusion

To sum up, we have looked at six factors that I believe are underpinning a transformation in the global steel industry. Once again, these are

(slide 20)

- Synchronised global economic growth
- Increased demand for steel as a material
- Ongoing growth in China
- Industry consolidations and alliances and privatisations

- Increases in input costs
- Changing patterns for new capacity

We've also looked at some of the circumstances behind each of these factors. My feeling is that they will not change in the short term. I think the outlook for the steel industry remains positive for some time.

What, then, are the implications?

(slide 21)

We should not expect a weak Chinese economy any time soon. A growth rate of around 6 -7% is still very strong and quite satisfactory, and will have economic benefits for other nations. We all stand to benefit from a strong and growing Chinese economy, and from the world's demand for our products.

Steel prices are likely to remain high for some time because of high demand, a demand supply tension not seen in 30 years , and sustained high input costs.

There will be pressure for the price of steel inputs to be passed on in finished product pricing. It is likely we will see structural change in the pricing of finished products.

In broader terms, we may also ask whether we are moving into an inflationary phase. Steel is one of a range of products, which includes oil, that have shown a sharp upward price trend.

At some point, these costs must be reflected in products pricing.

As for Australia and New Zealand, I think many aspects of our industry are admired by the rest of the world.

Our steel businesses are seen to work. They are among the most progressive and profitable in the world. Others look with some envy at our efficiency, productivity, cost competitiveness, and the new market applications we have developed.

Perhaps we lack scale, but even if our top three steel companies were one, the resulting organisation would not be all that large in world terms.

Therefore, I think the strategies we have all been pursuing - becoming niche players, focussing on new product segments and market development, and to improve our distribution channels, are all logical and appropriate business models for our local, and our regional, industry.

There is still much more to be achieved in the area of new applications, and we should continue to pursue this as a major goal.

The global steel industry is undergoing a transformation in its fortunes. The factors underlying this are real.

The perception may be that it is a temporary change. The reality is that there is a strong likelihood that this transformation is sustainable.

<u>Close</u>

So, to finish, I would like to thank the ASI for the opportunity to come here and discuss some of the trends I have observed during the course of doing my job.

As I previously said, there are many here who can offer their own understanding of the global steel business, and how it might affect us here in Australia.

For my part, I hope that my contribution to this forum will stimulate some thought, and maybe trigger a few lively discussions.

I also hope that this forum will lead you to insights that could help in your relationships with your own stakeholders.

That is the spirit in which I share these thoughts.

I thank you for being here, and for listening.

SEC File
No. 82-34676

BLUESCOPE STEEL

18th May 2004

Global Steel Industry Trends:
Is the perception the reality?

Investors have perceived the steel industry negatively

"Poor returns over the long term,

high volatility,

relatively small size and constrained liquidity

has moved the steel sector

to the fringe of the equity investment universe"

ABN Amro (early this decade)

Structural issues have caused poor steel industry returns



Low demand growth
High fixed & capital costs
Fragmented industry
Political industry
Historical Industry Performance
Overcapacity
Long term price decline
Full utilisation, marginal pricing
Price volatility
Poor returns
Capacity creep
High exit costs
Concentrated Suppliers
Global auto customers

However, recent dramatic rises in global steel prices may suggest structural improvement

CRU Global Steel Price Index

(Index April 1994 = 100)



Global
Flat Products
Long Products
160
140
120
100
80
60
Sep
Dec
Mar
Jun
1997/98
1998/99
1999/00
2000/01
2001/02
2002/03
2003/04

Source: CRU International

What is changing?

Global economic growth – synchronised

Global steel demand, especially China

Supply/demand gap in China

Industry behaviour in OECD/privatisations

Input costs

Different pattern for capacity additions

Strong global economic growth outlook

Real Global GDP % Growth



5%
4%
3%
2%
1%
0%
Forecast
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2010

Source: Consensus Economics, IISI

Likely to be synchronised growth in OECD

OECD Leading Indicators


6 Month Annualised
% Change
15
12
9
6
3
0
-3
-6
-9
US
Europe
Japan
Mar-99
Mar-00
Mar-01
Mar-02
Mar-03
Mar-04

urce: OECD

lso, strong growth in large emerging economies

GDP % Growth - Emerging Economies



12
10
8
6
4
2
0
-2
-4
-6
Forecast
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
China
India
Russia
Brazil

urce: Consensus Economics, IISI

Australia performing strongly – including steel using sectors

Australian GDP Growth (%, pa)


6%
5%
4%
3%
2%
1%
0%
Forecast
90
92
94
96
98
'00
'02
'04
'06

Inflation, Interest Rates & Unemployment (%, pa)


20%
16%
12%
8%
4%
0%
Forecast
90 Day Bank Bills
Unemployment Rate
Real Interest Rates
CPI
90
92
94
96
98
'00
'02
'04
'06

Construction Value (Constant A$bn)


40
30
20
10
0
Forecast
Residential
Engineering
Non-Residential
90
92
94
96
98
'00
'02
'04
'06

Sectoral Investment (Constant A$bn)


16
12
8
4
0
Forecast
Manufacturing
Mining
Agriculture
90
92
94
96
98
'00
'02
'04
'06

Source: BIS Shrapnel, Access Economics

Global steel demand growing strongly – largely driven by China



Global Steel Demand – IISI Base Case
(million tonnes)
China
ROW
World
Forecast
1,200
1,000
800
600
400
200
0
650 659 698 681 699 748 755 805 864
563 558 595 571 576 623 601 619 631
87 101 103 111 123 124 153 186 233
929 963 987 1,090
654 668 672 705
275 295 315 385
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2010

By 2010, China may be 35% of global demand, vs 27% in 2003

urce: IISI

Has the steel industry returned to the demand growth seen before the 1973 oil crash?

World Steel Consumption by Region

(million tonnes crude steel)


Forecast
1,200
1,000
800
600
400
200
0
1955
1960
1965
1970
1975
1980
1985
1990
1995
2000
2005
2010
China
Japan
Other Asia
West Europe
East Europe
Ex Soviet
Oceania, Mid East, Africa
Canada
USA

…: Macquarie Bank 'The Steel, Iron Ore & Coal Outlook', Jan 04

There is currently a large Supply / Demand gap in China

"Let China sleep, for when she wakes she will shake the world" - Napoleon


Total Chinese Steel Imports
(million tonnes)
12
4
8
15
3
12
16
2
14
18
4
14
24
4
20
38
9
29
1998
1999
2000
2001
2002
2003
Flat Products
Long Products

Source : Macquarie Bank. 'The Steel, Iron Ore & Coal Outlook', Jan 04

China is experiencing massive capacity growth

Estimated Chinese Industry Capacity Expansion from 2002 vs 2006

(million tonnes)



2002
2006
167
230
63
195
267
68
58
108
45
12
38
26
Ironmaking
Steelmaking
Hot Strip Mills
Cold Rolling Mills

Source: HR Advisors/Rothschild, 'China – Should We Be Scared?', Feb 04, World Steel Dynamics

Production Share of Top 3 Steelmakers in Each Region

(%, 1998 vs 2003)


IS
55%
33%
USS,
ISG,
Nucor
'98
'03
NORTH
AMERICA
SOUTH
AMERICA
EU
50%
31%
Arcelor,
LNM,
Corus
'98
'03
ASIA
Japan
64%
49%
JFE,
NSC,
Sumitomo
'98
'03
AUSTRALIA
AND OCEANIA
© 2001 EB, Inc.

rce : POSCO, 'POSCO Growth & Innovation, Jan 04

Input costs are rising - Scrap

US #1 Heavy Melting Scrap (US$/ mt)



240
220
200
180
160
140
120
100
80
60
90
91
92
93
94
95
96
97
98
99
00
01
02
03

urce: Datastream

Input costs are rising – Steelmaking raw materials



Aus-Japan Iron Ore Reference Prices
USc per ltu (FOB)
50
45
40
35
30
25
20
Fines
Lumps
1997
1998
1999
2000
2001
2002
2003
2004



Aus-Japan Coal Reference Prices
US$ per tonne (FOB)
60
55
50
45
40
35
30
25
20
Hard Coking Coal
Thermal Coal
1997
1998
1999
2000
2001
2002
2003
2004

Source : ANZ Bank 'Resources Market Outlook', Mar 04, Tex Report

Increased Chinese demand is causing rise in input costs. Currently no excess seaborne iron ore capacity

Seaborne Iron Ore Demand Vs Theoretical Capacity

(million tonnes)



700
600
500
400
300
200
100
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2010
Theoretical capacity
Forecast
DEMAND
Others
China
Japan
EU

Source: IISI

Shipping costs have risen dramatically: Global fleet cannot meet demand – exacerbated by port congestion

Shipping rates (Index)



BDI Index
BCI Index
,000
,000
,000
,000
0
Jan-95
Mar-96
May-97
Jul-98
Oct-99
Dec-00
Feb-02
May-03

Capesize Fleet Capacity (Million DWT)



64
72
77
82
81
82
87
90
93
1995
1996
1997
1998
1999
2000
2001
2002
2003

Port Congestion Index – Aust Coal Ports



SSY Coal Port Congestion Index
16
12
8
4
0
Jan-02
May-02
Sep-02
Jan-03
May-03
Sep-03
Jan-04

DI – Baltic Dry Index, BCI – Baltic Cape Index
ource: IISI, Baltic Dry Index, SSY

Other raw material costs also increasing

Figure 30: Base metal prices (rebased January 2001), 2001-2004


Index
250
230
210
190
170
150
130
110
90
70
50
Jan-01
Jun-01
Nov-01
Apr-02
Sep-02
Feb-03
Jul-03
Dec-03
May-04
Aluminium
Copper
Nickel
Zinc

Source: Datastream

Source: Datastream

What is changing?

Global economic growth – synchronised

Global steel demand, especially China

Supply/demand gap in China

Industry behaviour in OECD/privatisations

Input costs

Different pattern for capacity additions

Implications

Don't expect a weak Chinese economy any time soon

Steel prices are likely to remain high for some time

Pressure for structural change in finished products pricing

An inflationary phase?

SEC File
No. 82-34676

BLUESCOPE STEEL

BlueScope Steel Limited
Level 11, 120 Collins Street
Melbourne VIC 3000
AUSTRALIA
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 13 MAY 2004

BLUESCOPE STEEL ANNOUNCES AN EXPECTED HIGHER FY2004 NET PROFIT AFTER TAX

BlueScope Steel Limited (ASX: *BSL*) today advised that, on the strength of its April result, it now expects its Net Profit After Tax ("NPAT") for FY2004 to be approximately A$550 million, providing there is no material change to current operating conditions.

In its "Half Year Earnings Report", dated 19 February 2004, the Company advised it expected its "financial performance for the full year FY2004 to be around that achieved in FY2003 providing there is no material change to current operating performance, no major downturn in our principal markets nor any further strengthening of the Australian dollar." NPAT in FY2003 was A$452 million.

Managing Director and CEO, Mr Kirby Adams said: "This significant improvement in our expected full year result is broad-based across most products and all geographies in which BlueScope Steel operates and sells its products. The improvement has been driven by strong global and domestic steel markets and international pricing in the June 2004 quarter.

"The higher expected result reflects continuing strength in all BlueScope Steel markets, including China; the apparent decline in the Australian dollar relative to the US dollar in the June quarter, which will be favourable to BlueScope Steel; dramatic improvements in profitability at our 50% owned North Star BlueScope Steel joint venture in the United States, resulting from the introduction of scrap surcharges and a widening of the spread between hot rolled coil and scrap prices in North America; and a positive outlook for the former Butler Manufacturing businesses in North America and China following completion of the acquisition of that Company on 27 April 2004."

Mr Adams said: "Our many facilities across sixteen countries continue to operate safely and at strong production and despatch levels, reflecting robust demand for BlueScope Steel products."

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Investors
John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Telephone: +61 3 9666 4150
Mobile: +61 419 893 491
E-mail: John.Knowles@bluescopesteel.com

Media
Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Telephone: +61 3 9666 4039
Mobile: +61 411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

SEC File
No. 82-34676

BLUESCOPE STEEL

RECEIVED
2004 AUG -5 A 9:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 29 April 2004

BLUESCOPE STEEL ANNOUNCES MANAGEMENT AND OPERATIONAL CHANGES FOR BUTLER NORTH AMERICA

BlueScope Steel today announced a number of management and operational changes to its North American business, following completion of the Company's acquisition of Butler Manufacturing yesterday.

Managing Director & CEO, Kirby Adams, said: "The announcements we are making today demonstrate our determination to turn around the financial performance of our new North American Butler Buildings business, and realise the benefits of the acquisition for our shareholders as soon as possible."

New Executive Appointments and Changes in North America

Mr John J Holland, formerly Chairman of the Board and Chief Executive Officer of Butler Manufacturing, will assist Mr Adams, Mr Mike Courtnall, President Asian Building & Manufacturing Markets, and Mr Lance Hockridge, President Industrial Markets, in identifying and developing opportunities to leverage the Butler product offering in Asia and Australia.

The following executives will report to Mr Hockridge, who has executive responsibility for BlueScope Steel's North American businesses:

- Mr Thomas W Harris will continue in his role as President Vistawall. Vistawall designs, manufactures and markets architectural aluminium storefront and engineered curtainwall systems, skylights, translucent roof and wall systems, and window systems.

- Mr Patrick Finan has been appointed President Butler Buildings North America with executive responsibility for the Butler Buildings business in North America. Mr Finan was formerly President of Steelscape Inc, a West Coast based manufacturer of cold rolled, metallic coated and painted steels for the United States and Canadian building and construction industry. In his new position, he will focus on improving the financial performance of the Buildings business, and the development of new capabilities, customers and markets. Mr Finan will commence his new role on 3 May 2004.

- Mr Ronald E Rutledge, formerly Chief Operating Officer and President Buildings Group for Butler Manufacturing, has been appointed President Developing Businesses. Mr Rutledge will focus on the successful transition of the Buildings business into the BlueScope Steel group, and on developing the growth opportunities which will result from the merger.

A new position of Vice President Business Services has been created to head a Business Services group encompassing corporate functions located in Kansas City. The Kansas City corporate office will transition from a listed company head office to a shared services centre. Mr Larry C Miller will act as Vice President Business Services on an interim basis, prior to leaving the Company on 18 June 2004.

The team established to direct the significant work relating to the integration of the two companies will be led by Mr Greg Robinson as Executive Director Integration. This is an interim position, and will be based in Dallas, Texas.

Galesburg Manufacturing Plant Expected to Close

The Company also announced today that the high cost Butler Manufacturing plant at Galesburg, Illinois, is expected to close before the end of calendar 2005.

This decision is based on analysis previously undertaken by Butler, which found that the cost of operating the plant is competitively unsustainable. The due diligence conducted by BlueScope Steel, together with subsequent discussions with Butler management, has found nothing to contradict the initial analysis.

About BlueScope Steel Limited (ASX: *BSL*)

BlueScope Steel (formerly known as BHP Steel) is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of rollforming facilities across the Asia Pacific region that is unmatched by any other steel company. BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA and on 27 April 2004 completed the acquisition of Butler Manufacturing, with operations in North America and China, creating a strong, global steel building components and pre-engineered buildings business.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media
Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor
John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com

SEC File
No. 82-34676

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 28 April 2004

BLUESCOPE STEEL ACQUIRES BUTLER MANUFACTURING FOLLOWING APPROVAL BY SHAREHOLDERS

BlueScope Steel has completed the acquisition of Butler Manufacturing Company following approval of the transaction at a meeting of Butler shareholders in Kansas City, Missouri, USA on 27 April 2004.

BlueScope Steel paid shareholders US$22.50 per share for 6.4 million shares totalling approximately US$143 million. In addition, the company assumed net debt of US$78 million, a US$18 million increase since 31 December 2003. This increase related to additional working capital requirements associated with improved business conditions, change of control payments to Butler Manufacturing Company management and additional funding for the development of real estate projects. Transaction costs were approximately US$30 million including US$21.4 million of make whole and interest payments to Butler Manufacturing Company noteholders.

Commenting on the successful outcome, BlueScope Steel Managing Director and CEO, Mr Kirby Adams said: "Completion of the acquisition marks a major milestone in the implementation of BlueScope Steel's downstream branded products and solutions strategy. The combination of the assets of the two companies creates a strong, global steel building components and pre-engineered buildings business.

"BlueScope Steel integration teams are already working with our new employees in North America and China, focusing on the transformation and growth of the newly-merged company.

"In the case of the North American Butler Buildings operation, we will move quickly to reduce costs, restore profitability and turn the business around."

In a statement earlier today, Chairman of the Board and Chief Executive Officer of Butler, Mr John Holland said: "The merger with BlueScope Steel represents the best possible outcome for the Butler Manufacturing business in the long-term. Butler's businesses will go forward as part of a top quality, global company that is focused on safety and customer service."

About BlueScope Steel Limited (ASX: *BSL*)

BlueScope Steel (formerly known as BHP Steel) is the leading steel producer in Australia and New Zealand, supplying the majority of the flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and the Company has a network of rollforming facilities across the Asia Pacific region that is unmatched by any other steel company. BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media
Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor
John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 ())419 893 491
E-mail: John.Knowles@bluescopesteel.com

SEC File
No. 82-34676

BLUESCOPE STEEL

BlueScope Steel Limited
Level 11, 120 Collins Street
Melbourne VIC 3000
AUSTRALIA
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 22 April 2004

CONSTRUCTION OF BLUESCOPE STEEL'S FLAT STEEL METALLIC COATING AND PAINTING FACILITY COMMENCES IN CHINA

BlueScope Steel Limited (ASX: *BSL*) today commenced the construction of its new state-of-the-art flat steel metallic coating and painting facility at Suzhou Industrial Park in Jiangsu province, 80 kilometres west of Shanghai.

The wholly-owned operation is scheduled for completion in mid CY 2006 and will have metallic coating capacity of 250,000 tonnes and painting capacity of 150,000 tonnes per annum. The capital cost for this project is approximately A$280 million (to be spent primarily in FY2005 and 2006) - representing the Company's most significant investment in Asia since its public listing on the Australian Stock Exchange in July 2002.

The operation will provide employment for approximately 300 people and manufacture BlueScope Steel's range of premium quality branded products, including Clean COLORBOND® steel, ZINCALUME® steel and TRUZINC® galvanised steel for domestic customers. The facility will also support the Company's own BlueScope Lysaght rollforming operations and its proposed acquisition of a downstream business, Butler Manufacturing (the world's leading manufacturer and provider of pre-engineered steel building systems with a significant manufacturing presence in China).

At the groundbreaking ceremony at Suzhou Industrial Park today, President Asian Building and Manufacturing Markets, Mr Mike Courtnall, said: "When fully operational, this metallic coating and painting facility in Suzhou will enable us to respond more quickly to market developments and opportunities with tailored product offerings, to forge closer collaborative partnerships and provide better service for all our Chinese customers."

Mr Courtnall said: "The Company is focused on expanding its capability to provide steel solutions, including pre-engineered buildings and other high quality steel building materials to support the burgeoning building and construction markets in China."

BlueScope Steel has had a presence in mainland China for over a decade. Through its BlueScope Lysaght rollforming facilities and extensive network of Lysaght and coated coil sales offices, the Company has successfully developed a strong market with demand for its products in downstream building and construction applications in China.

For further information about BlueScope Steel Limited: www.bluescopesteel.com or www.bluescopesteelasia.com

CONTACTS

Investors
John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Telephone: +61 3 9666 4150
Mobile: +61 419 893 491
E-mail: John.Knowles@bluescopesteel.com

Media
Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Telephone: +61 3 9666 4039
Mobile: +61 411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

SEC File
No. 82-34676

BLUESCOPE
STEEL

ASX Release

Release Time: IMMEDIATE
Date: 29 March 2004

BLUESCOPE STEEL INDONESIA LAUNCHES NEW PAINTING FACILITY AND ANNOUNCES CHANGE OF COMPANY NAME

Jakarta, 29 March 2004 - PT BlueScope Steel Indonesia (formerly PT BHP Steel Indonesia) today announced the launch of its new AUD$7.94 million paint line at its flat steel metallic coating and painting facility at Cilegon, Banten 100 kilometres west of Jakarta.

The new paint line will increase the flat steel painting capacity of the manufacturing facility from 25,000 tonnes to 55,000 tonnes per annum.

President PT BlueScope Steel Indonesia, Mr Rob Crawford, said, "The investment in a new flat steel painting line at BlueScope Steel Indonesia's operations at Cilegon, Banten demonstrates our commitment to Indonesia and will enable the business to increase its capacity to better serve our customers within Indonesia."

The Company also announced today the change of its company name from PT BHP Steel Indonesia to PT BlueScope Steel Indonesia following approval from Indonesia's Ministry of Justice and Human Rights.

In explaining the choice of company name, Mr Crawford said, "Blue is a colour associated with our heritage, our brands and with clear skies, wide horizons and a bright future. Scope suggests opportunity, action and the ability to grow and develop in new directions."

He said the name BlueScope Steel was chosen after a Company-wide consultation process, which included suggestions from hundreds of employees.

"While our company name has changed, our commitment to excellence in customer service and innovative steel solutions will remain," he said.

Indonesia is an important market for BlueScope Steel Limited. In December 2002, BlueScope Steel increased its interest in Indonesia by investing AUD$20 million to increase its 74 per cent shareholding in PT BlueScope Steel Indonesia to 100 per cent.

In line with the Company's name change, its building products business, PT BHP Steel Lysaght, will be known as PT BlueScope Lysaght Indonesia. PT BlueScope Lysaght Indonesia is a market leader in the manufacture and supply of metallic coated and pre-painted cladding and roofing accessories.

PT BlueScope Steel Indonesia and PT BlueScope Lysaght Indonesia are businesses of one of Asia Pacific's leading flat steel manufacturers, BlueScope Steel, which was publicly listed on the Australian Stock Exchange as BHP Steel Limited after it demerged from former parent company BHP Billiton on 15 July 2002. As a condition of the demerger, the Company was required to change its name by 30 June 2004.

About PT BlueScope Steel Indonesia

PT BlueScope Steel Indonesia (formerly PT BHP Steel Indonesia) was formed in 1994. The business commissioned its flat steel metallic coating and painting facility in Cilegon in 1995. PT BlueScope Steel Indonesia is the only local manufacturer of zinc/aluminium metallic coated steel with a major manufacturing plant in Cilegon and marketing offices in Jakarta and Surabaya. The facility has a production capacity of 90,000 tonnes per annum of metallic coated steel and 55,000 tonnes per annum of painted steel. PT BlueScope Steel Indonesia produces high quality ZINCALUME® steel, Clean COLORBOND® steel, PELANGI® steel, ABADI® steel, GEMILANG® steel, INTERIOR® steel, INDAH®, and ANCOR® steel. These products are supplied to customers for industrial, residential and manufacturing applications.

About PT BlueScope Lysaght Indonesia

PT BlueScope Lysaght Indonesia (formerly PT BHP Steel Lysaght Indonesia) commenced operations in Indonesia in 1973. The well-known LYSAGHT® brand has been synonymous with high quality steel building solutions for over three decades. PT BlueScope Lysaght Indonesia has rollforming operations in Jakarta, Surabaya and Medan to serve customers in Indonesia's growing building and construction industry. It is well-known for brands such as: SMARTRUSS®, SUPERTRUSS™, LYSAGHT® KLIPLOK®, LYSAGHT® TRIMDEK®, LYSAGHT® SPANDEK®, LYSAGHT® SMARTBUILD™, LYSAGHT® MEGASPAN™, SMARTFRAME™, LYSAGHT® BONDEK®, LYSAGHT® AUSDEK®, LYSAGHT® SPANDEK® II, LYSAGHT® SHEERLINE® GUTTER, LYSAGHT® CUSTOM ORB®, LYSAGHT® V-CRIMP®, LYSAGHT® TOPSPAN™, LYSAGHT® C-PURLIN®.

Together, the businesses employ over 340 local people.

For further information about BlueScope Steel Limited: www.bluescopesteel.com or www.bluescopesteelasia.com.

CONTACTS

Media

Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

May Goh
Manager External Affairs
BlueScope Steel Limited
Mobile: +61 (0)402 015 900
E-mail: May.Goh@bluescopesteel.com

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 18 March 2004

NORTH AMERICAN JOINT VENTURE TO CHANGE NAME TO 'NORTH STAR BLUESCOPE STEEL LLC'

BlueScope Steel today announced that its 50 per cent owned mini-mill at Delta, Ohio, USA – formerly known as 'North Star BHP Steel' – will change its name to North Star BlueScope Steel LLC, effective from 19 March 2004.

BlueScope Steel's partner in the joint venture is North Star Steel, a subsidiary of the Cargill company. The operation at Delta produces hot rolled coil for customers in the United States.

The former BHP Steel changed its name to BlueScope Steel in November 2003.

About BlueScope Steel Limited (ASX: *BSL*)

BlueScope Steel (formerly known as BHP Steel) is the leading steel producer in Australia and New Zealand, supplying the majority of flat steel products sold in these markets. BlueScope Steel's principal customers are in the building and construction, automotive, packaging and general manufacturing industries. The Company's steelworks at Port Kembla is Australia's largest and one of the world's lowest cost producers of hot rolled coil. Steel rolling, coating and painting plants are located in Australia, New Zealand, Thailand, Malaysia and Indonesia, and under construction in Vietnam and China. The Company has a network of rollforming facilities across the Asia Pacific region that is unmatched by any other steel company. BlueScope Steel also has a 50 per cent interest in a steel mini-mill in Delta, Ohio, USA. In February 2004, BlueScope Steel announced it intends to acquire Butler Manufacturing Company, a New York Stock Exchange listed company that is the world's leading manufacturer and provider of pre-engineered steel building systems.

For further information about BlueScope Steel Limited: www.bluescopesteel.com

Contacts

Media:
Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investors:
John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
BLUESCOPE STEEL LIMITED	16 000 011 058

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market

Details of all shares bought back

2	Number of shares bought back	60,679,153
3	Total consideration paid or payable for the shares	$284,921,398.76
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $5.50 date: 27-Jan-04 lowest price: $2.97 date: 17-Mar-03

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16/3/04
(Director/Company secretary)

Print name: LAURENCE MANDIE..

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